UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2018

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5 th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes    ☐            No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes    ☐            No    ☒

HÖEGH LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2018

Table of Contents

Page

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

FORWARD LOOKING STATEMENTS	28

INDEX TO FINANCIAL STATEMENTS	F-1

Unaudited Condensed Interim Consolidated Statements of Income for the Three and Nine Months Ended September 30, 2018 and 2017	F-2

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2018 and 2017	F-3

Unaudited Condensed Interim Consolidated Balance Sheets as of September 30, 2018 and December 31, 2017	F-4

Unaudited Condensed Interim Consolidated Statements of Changes in Partners’ Capital for the Nine Months Ended September 30, 2018 and the Year Ended December 31, 2017	F-6

Unaudited Condensed Interim Consolidated Statements of Cash Flows for the Three and Nine Months Ended September 30, 2018 and 2017	F-8

Notes to Unaudited Condensed Interim Consolidated Financial Statements	F-10

EXHIBITS	30

SIGNATURE	31

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three and nine months ended September 30, 2018 and 2017. References in this report to “Höegh LNG Partners,” “we,” “our,” “us” and “the Partnership” refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. References in this report to “our operating company” refer to Höegh LNG Partners Operating LLC, a wholly owned subsidiary of the Partnership. References in this report to “Höegh Lampung” refer to Hoegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh FSRU III” refer to Höegh LNG FSRU III Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh Cyprus” refer to Hoegh LNG Cyprus Limited including its wholly owned branch, Hoegh LNG Cyprus Limited Egypt Branch (“Egypt Branch”), a wholly owned subsidiary of Höegh FSRU III and the owner of the Höegh Gallant. References in this report to “PT Höegh” refer to PT Hoegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this report to “Höegh Colombia Holding” refer to Höegh LNG Colombia Holding Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh FSRU IV” refers to Höegh LNG FSRU IV Ltd., a wholly owned subsidiary of Höegh Colombia Holding and the owner of the Höegh Grace. References in this report to “Höegh Colombia” refer to Höegh LNG Colombia S.A.S., a wholly owned subsidiary of Höegh Colombia Holding. References in this report to our or the “joint ventures” refer to SRV Joint Gas Ltd. and/or SRV Joint Gas Two Ltd., the joint ventures that own two of the vessels in our fleet, the Neptune and the Cape Ann, respectively. References in this report to “Global LNG” refer to Global LNG Supply S.A., a subsidiary of Total S.A.. References in this Report to “PGN LNG” refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”). References in this report to “SPEC” refer to Sociedad Portuaria El Cayao S.A. E.S.P. References in this report to “Höegh LNG” refer, depending on the context, to Höegh LNG Holdings Ltd. and to any one or more of its direct and indirect subsidiaries, other than us. References in this Report to “EgyptCo” refer to Höegh LNG Egypt LLC, a wholly owned subsidiary of Höegh LNG.

You should read this section in conjunction with the unaudited condensed interim consolidated financial statements as of September 30, 2018 and for the periods ended September 30, 2018 and 2017 and the related notes thereto included elsewhere in this report, as well as our historical consolidated financial statements and related notes included in our report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 6, 2018 (our “2017 Form 20-F”). This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also the discussion in the section entitled “Forward- Looking Statements” below.

Highlights

•	Reported total time charter revenues of $37.3 million for the third quarter of 2018 compared to $35.9 million of time charter revenues for the third quarter of 2017

•	Generated operating income of $28.7 million, net income of $19.9 million and partners’ interest in net income of $16.6 million for the third quarter of 2018 compared to operating income of $15.3 million, net income of $5.4 million and partners' interest in net income of $2.5 million for the third quarter of 2017

•	Operating income, net income and partners' interest in net income were impacted by unrealized gains on derivative instruments mainly on the Partnership's share of equity in earnings (losses) of joint ventures for the third quarter of 2018 and 2017; in addition, operating income, net income and partners' interest in net income were negatively impacted by accruals for a performance claim for exceeding historical minimum performance standards for boil-off under the time charters on the Partnership's share of equity in losses of joint ventures for the third quarter of 2017

•	On November 14, 2018, paid a $0.44 per unit distribution on common and subordinated units with respect to the third quarter of 2018, equivalent to $1.76 per unit on an annualized basis

•	On November 15, 2018, paid a cash distribution of $0.546875 per 8.75% Series A cumulative redeemable preferred unit (the "Series A preferred unit"), for the period commencing on August 15, 2018 to November 14, 2018

3

Our results of operations

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars, except per unit amounts)	2018	2017	2018	2017
Statement of Income Data:
Time charter revenues	$37,301	35,856	107,695	$105,957
Other revenue	3	—	1,103	—
Total revenues	37,304	35,856	108,798	105,957
Vessel operating expenses	(5,794)	(5,909)	(17,009)	(17,714)
Construction contract expenses	—	—	—	(151)
Administrative expenses	(2,102)	(2,067)	(6,990)	(7,289)
Depreciation and amortization	(5,287)	(5,264)	(15,823)	(15,789)
Total operating expenses	(13,183)	(13,240)	(39,822)	(40,943)
Equity in earnings (losses) of joint ventures	4,551	(7,321)	19,031	(962)
Operating income (loss)	28,672	15,295	88,007	64,052
Interest income	179	98	540	341
Interest expense	(6,655)	(7,739)	(20,437)	(23,227)
Gain (loss) on derivative instruments	516	571	1,692	1,481
Other items, net	(780)	(633)	(2,266)	(2,857)
Income (loss) before tax	21,932	7,592	67,536	39,790
Income tax expense	(2,050)	(2,185)	(6,025)	(5,982)
Net income (loss)	$19,882	5,407	61,511	$33,808
Non-controlling interest in income	—	2,899	—	8,455
Preferred unitholders’ interest in net income	3,288	—	8,951	—
Limited partners’ interest in net income (loss)	$16,594	2,508	52,560	$25,353

Basic earnings per unit
Common unit public	$0.49	$0.07	$1.56	$0.74
Common unit Höegh LNG	$0.51	$0.09	$1.63	$0.80
Subordinated unit	$0.51	$0.09	$1.63	$0.80
Diluted earnings per unit
Common unit public	$0.49	$0.07	$1.55	$0.74
Common unit Höegh LNG	$0.51	$0.09	$1.63	$0.80
Subordinated unit	$0.51	$0.09	$1.63	$0.80
Cash Flow Data:
Net cash provided by (used in) operating activities	$25,406	$23,068	$65,377	$61,667
Net cash provided by (used in) investing activities	965	876	2,828	5,952
Net cash provided by (used in) financing activities	$(21,887)	$(22,699)	$(66,607)	$(66,052)
Other Financial Data:
Segment EBITDA (1)	$36,444	$19,403	$108,224	$78,453

(1)	Segment EBITDA is a non-GAAP financial measure. Please read “Non-GAAP Financial Measure” for a definition of Segment EBITDA and a reconciliation of Segment EBITDA to net income, the comparable U.S. GAAP financial measure

4

Nine Months ended September 30, 2018 Compared with the Nine Months ended September 30, 2017

Revenues. The following table sets forth details of our revenues for the nine months ended September 30, 2018 and 2017:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Time charter revenues	$107,695	$105,957	$1,738
Other revenue	1,103	—	1,103
Total revenues	$108,798	$105,957	$2,841

Time charter revenues for the nine months ended September 30, 2018 were $107.7 million, an increase of $1.7 million from $106.0 million for the nine months ended September 30, 2017. Time charter revenues increased due to higher time charter revenue for the PGN FSRU Lampung for the nine months ended September 30, 2018 which was partially offset by lower time charter revenue for the Höegh Grace. The increase in revenues for the PGN FSRU Lampung was mainly due to recognition of revenue in the first and third quarters of 2018 for previously constrained variable consideration for reimbursement of prior period expenses following the conclusion of the charterer's audit process which was partially offset by the reduction in revenues for the Höegh Grace mainly related to one day of off-hire. Time charter revenues for the Höegh Gallant were at the same level for the nine months ended September 30, 2018 and 2017. The Höegh Gallant had 10 days of scheduled maintenance for the nine months ended September 30, 2018 compared with approximately 11 days of scheduled maintenance resulting in several days of reduced hire for the nine months ended September 30, 2017. We were indemnified by Höegh LNG for the prior period expenses for the PGN FSRU Lampung when they were incurred, subject to repayment to the extent recovered from reimbursement by the charterer. During the fourth quarter of 2018, we expect to refund to Höegh LNG approximately $1.0 million for the previous indemnification as a result of the revenue recognized for the reimbursement in the third quarter of 2018.

Other revenue consists of insurance proceeds received for claims related to repairs under a warranty provision related to the Mooring (as defined below) which were completed in 2017. Refer to "Construction Contract Expenses" below.

Time charter revenues for the PGN FSRU Lampung consist of the lease element of the time charter, accounted for as a direct financing lease using the effective interest rate method, as well as variable consideration for providing time charter services, reimbursement for vessel operating expenses, performance warranties, if any, and withholding taxes borne by the charterer. Time charter revenues for the Höegh Gallant consist of the fixed daily hire rate which covers the operating lease and the provision of time charter services including the costs incurred to operate the vessel and performance warranties, if any. Time charter revenues for the Höegh Grace consist of a lease element accounted for as an operating lease, as well as variable consideration for providing time charter services, reimbursement of vessel operating expenses, performance warranties, if any, and certain taxes incurred. Effective January 1, 2018, we adopted the new accounting standard, Revenue from Contracts with Customers, which did not change the timing or amount of revenue recognized but requires additional qualitative and quantitative disclosures. Refer to notes 2.c. and 5 in the unaudited condensed interim consolidated financial statements.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the nine months ended September 30, 2018 and 2017:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Vessel operating expenses	$(17,009)	$(17,714)	$705

Vessel operating expenses for the nine months ended September 30, 2018 were $17.0 million, a decrease of $0.7 million from the nine months ended September 30, 2017. The decrease was mainly due to lower vessel operating expenses for the Höegh Gallant and the Höegh Grace as a result of a more focused purchasing strategy for supplies.

Construction Contract Expenses. The following table sets forth details of our construction contract expenses for the nine months ended September 30, 2018 and 2017:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Construction contract expenses	$—	$(151)	$151

5

Construction contract expenses relate to an offshore installation that is used to moor the PGN FSRU Lampung to offload natural gas into an offshore pipe that transports the gas to a land terminal for the charterer, PGN LNG (the “Mooring”). The Mooring was constructed on behalf of, delivered and sold to, PGN LNG in 2014. As of December 31, 2014 and June 30, 2016, the Partnership recorded provisions for a warranty allowance of $2.0 million and $0.3 million, respectively, for technical issues that required the replacement of equipment parts for the Mooring. The warranty repair work, including the installation of the replacement parts, was completed during second quarter of 2017, and the final cost exceeded the remaining warranty allowance. As a result, an additional expense of $0.2 million was recorded. Part of the costs incurred for the remaining warranty replacements, net of deductible amounts, were anticipated to be recoverable under insurance coverage. Subsequent to June 30, 2018, $1.1 million of the insurance claim was received which was recognized as Other revenue for the six months ended June 30, 2018. We were indemnified by Höegh LNG for all warranty provisions at the time the costs were incurred, subject to repayment to the extent recovered by insurance. During the third quarter of 2018, approximately $1.1 million was refunded to Höegh LNG.

Administrative Expenses. The following table sets forth details of our administrative expenses for the nine months ended September 30, 2018 and 2017:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Administrative expenses	$(6,990)	$(7,289)	$299

Administrative expenses for the nine months ended September 30, 2018 were $7.0 million, a decrease of $0.3 million from $7.3 million for the nine months ended September 30, 2017. Reduced administrative expenses related to the entities operating the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace were partly offset by higher partnership expenses.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the nine months ended September 30, 2018 and 2017:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Depreciation and amortization	$(15,823)	$(15,789)	$(34)

Depreciation and amortization was $15.8 million for each of the nine months ended September 30, 2018 and 2017.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the nine months ended September 30, 2018 and 2017:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Total operating expenses	$(39,822)	$(40,943)	$1,121

Total operating expenses for the nine months ended September 30, 2018 were $39.8 million, a decrease of $1.1 million from $40.9 million for the nine months ended September 30, 2017. The decrease is mainly due to reduced vessel operating expenses and lower administrative expenses for the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace in the nine months ended September 30, 2018 compared to the corresponding period of 2017.

Equity in Earnings (Losses) of Joint ventures. The following table sets forth details of our equity in earnings (losses) of joint ventures for the nine months ended September 30, 2018 and 2017:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Equity in earnings (losses) of joint ventures	$19,031	$(962)	$19,993

Equity in earnings of joint ventures for the nine months ended September 30, 2018 was $19.0 million, an increase of $20.0 million from equity in losses of joint ventures for the nine months ended September 30, 2017 of $1.0 million. Unrealized gains on derivative instruments in our joint ventures significantly impacted the equity in earnings (losses) of joint ventures for the nine months ended September 30, 2018 and 2017.

6

Excluding the unrealized gains on derivative instruments for the nine months ended September 30, 2018 and 2017, the equity in earnings of joint ventures would have been $6.4 million for the nine months ended September 30, 2018, an increase of $10.9 million compared to equity in losses of joint ventures of $4.5 million for the nine months ended September 30, 2017. The increase was mainly due to the accruals for boil-off claims under the joint ventures' time charters for the nine months ended September 30, 2017. The Partnership's 50% share of the accruals was approximately $11.9 million for the nine months ended September 30, 2017. Refer to "Segments; Joint venture FSRUs" below and note 14 under "Joint ventures' claims and accruals" to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K for additional information.

Our share of our joint ventures’ operating income was $16.2 million for the nine months ended September 30, 2018 compared to $6.0 million for the nine months ended September 30, 2017. Excluding the impact of the boil-off accruals for the nine months ended September 30, 2017, our joint ventures’ operating income decreased by $1.7 million mainly due to higher vessel operating and administrative expenses for the nine months ended September 30, 2018.

Our share of other income (expense), net, principally consisting of interest expense, was $9.8 million for the nine months ended September 30, 2018, a decrease of $0.7 million from $10.5 million for the nine months ended September 30, 2017, principally due to the repayment of outstanding loan balances for bank financing.

Our share of unrealized gain on derivative instruments was $12.6 million for the nine months ended September 30, 2018, an increase of $9.1 million from unrealized gain of $3.5 million for the nine months ended September 30, 2017.

There was no accrued income tax expense for the nine months ended September 30, 2018 and 2017. Our joint ventures did not pay any dividends for the nine months ended September 30, 2018 and 2017.

Operating Income (Loss). The following table sets forth details of our operating income (loss) for the nine months ended September 30, 2018 and 2017:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Operating income (loss)	$88,007	$64,052	$23,955

Operating income for the nine months ended September 30, 2018 was $88.0 million, an increase of $23.9 million from operating income of $64.1 million for the nine months ended September 30, 2017. Excluding the impact of the unrealized gains on derivatives for the nine months ended September 30, 2018 and 2017 impacting the equity in earnings (losses) of joint ventures, operating income for the nine months ended September 30, 2018 would have been $75.4 million, an increase of $14.9 million from $60.5 million for the nine months ended September 30, 2017. Excluding the unrealized gains on derivatives, the increase for the nine months ended September 30, 2018 is primarily due to the recognition of revenue for reimbursement of prior period expenses, receipt of insurance proceeds related to prior periods expenses, and increased equity in earnings of our joint ventures due to the impact from the accruals for boil-off claims for the joint ventures for the nine months ended September 30, 2017.

Interest Income. The following table sets forth details of our interest income for the nine months ended September 30, 2018 and 2017:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Interest income	$540	$341	$199

Interest income for the nine months ended September 30, 2018 was $0.5 million, an increase of $0.2 million from $0.3 million for the nine months ended September 30, 2017. Interest income is mainly related to cash balances and interest accrued on the advances to our joint ventures for the nine months ended September 30, 2018 and 2017, respectively. The interest rate under the shareholder loans is a fixed rate of 8.0% per year.

Interest Expense. The following table sets forth details of our interest expense for the nine months ended September 30, 2018 and 2017:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Interest expense	$(19,862)	$(21,870)	$2,008
Commitment fees	(37)	(728)	691
Amortization of debt issuance cost and fair value of debt assumed	(538)	(629)	91
Total interest expense	$(20,437)	$(23,227)	$2,790

7

Total interest expense for the nine months ended September 30, 2018 was $20.4 million, a decrease of $2.8 million from $23.2 million for the nine months ended September 30, 2017. Interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost and fair value of debt assumed for the period.

The interest incurred of $19.9 million for the nine months ended September 30, 2018, decreased by $2.0 million compared to $21.9 million for the nine months ended September 30, 2017, principally due to repayment of outstanding loan balances for the loan facilities related to the PGN FSRU Lampung (the “Lampung facility”), the Höegh Gallant (the “Gallant facility”) and the Höegh Grace (the “Grace facility”) and the repayment of the seller’s credit note in October 2017. The positive impact on interest expense of the repayment of the seller’s credit note was partially offset by the increased outstanding balance on the revolving credit facility.

Commitment fees were $0.04 million for the nine months ended September 30, 2018, a decrease of $0.69 million for the nine months ended September 30, 2017. The commitment fees relate to the undrawn balance of the $85 million revolving credit facility. On January 29, 2018, the revolving credit facility was amended to eliminate the requirement to pay a commitment fee on the undrawn balance of the facility as of that date.

Amortization of debt issuance cost and fair value of debt assumed was $0.5 million for the nine months ended September 30, 2018 compared to $0.6 million for the nine months ended September 30, 2017.

Gain (Loss) on Derivative Instruments. The following table sets forth details of our gain (loss) on derivative instruments for the nine months ended September 30, 2018 and 2017:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Gain (loss) on derivative instruments	$1,692	$1,481	$211

Gain on derivative instruments for the nine months ended September 30, 2018 was $1.7 million, an increase of $0.2 million from $1.5 million for the nine months ended September 30, 2017. Gain on derivative instruments for the nine months ended September 30, 2018 and 2017 related to the interest rate swaps for the Lampung facility, the Gallant facility and the Grace facility. The increase is mainly due to a higher loss on the ineffective portion of the cash flow hedges for the nine months ended September 30, 2017.

Other Items, Net. The following table sets forth details of our other items, net for the nine months ended September 30, 2018 and 2017:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Foreign exchange gain (loss)	$(238)	$(920)	$682
Bank charges, fees and other	(109)	(68)	(41)
Withholding tax on interest expense and other	(1,919)	(1,869)	(50)
Total other items, net	$(2,266)	$(2,857)	$591

Other items, net, were $2.3 million for the nine months ended September 30, 2018, a decrease of $0.6 million from $2.9 million for the nine months ended September 30, 2017. The decrease is mainly due to reduced foreign exchange loss.

Income (Loss) Before Tax. The following table sets forth details of our income (loss) before tax for the nine months ended September 30, 2018 and 2017:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Income (loss) before tax	$67,536	$39,790	$27,746

Income before tax for the nine months ended September 30, 2018 was $67.5 million, an increase of $27.7 million from $39.8 million for the nine months ended September 30, 2017. The income before tax for both periods was impacted by unrealized gains on derivative instruments mainly on the Partnership’s share of equity in earnings (losses) of joint ventures. Excluding all the unrealized gains on derivative instruments, income before tax for the nine months ended September 30, 2018 was $53.2 million, an increase of $18.4 million from $34.8 million for the nine months ended September 30, 2017. Excluding the unrealized gain on derivative instruments, the increase is primarily due to higher revenues related to recovery of prior period expenses, lower total operating expenses and interest expense and increased equity in earnings (losses) of our joint ventures.

8

Income Tax Expense. The following table sets forth details of our income tax expense for the nine months ended September 30, 2018 and 2017:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Income tax expense	$(6,025)	$(5,982)	$(43)

Income tax expense was $6.0 million for each of the nine months ended September 30, 2018 and 2017. We are not subject to Marshall Islands income taxes. However, we are subject to tax for earnings of our subsidiaries incorporated in Singapore, Indonesia, Colombia, Cyprus and the UK and certain Colombian source income. For the nine months ended September 30, 2018 and 2017, the income tax expense largely related to activities in Indonesia, Colombia and Singapore. The Singapore subsidiary’s taxable income mainly arises from internal interest income. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries that own and operate the Höegh Grace ("the Höegh Grace entities"). The tax payments are a mechanism for advance collection of income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. We concluded these third-party payments to the tax authorities represent income taxes that must be accounted for under the guidance for income taxes. The amount of non-cash income tax expense was $0.6 million for both the nine months ended September 30, 2018 and 2017.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the nine months ended September 30, 2018 and 2017, the estimated generation of taxable income resulted in the utilization of $1.5 million and $0.3 million of tax loss carryforward in Indonesia which was not recognized due to the uncertainty of this tax position. As a result, an income tax payable of $1.5 million and $0.3 million was recorded for the uncertain tax position for the nine months ended September 30, 2018 and 2017, respectively. The Indonesian subsidiary is currently undergoing a tax examination for the fiscal years of 2013 and 2014. Tax examinations may lead to ordinary course adjustments or proposed adjustments to the Partnership's taxes or tax loss carryforwards with respect to years under examination. Such an examination may or may not result in changes to the Partnership’s provisions on tax filings from 2013 through 2017. Refer to note 14 to the unaudited condensed interim consolidated financial statements contained herein.

Net Income (Loss). The following table sets forth details of our net income (loss) for the nine months ended September 30, 2018 and 2017:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Net income (loss)	$61,511	$33,808	$27,703
Non-controlling interest in net income	—	8,455	(8,455)
Preferred unitholders' interest in net income	8,951	—	8,951
Limited partners’ interest in net income (loss)	$52,560	$25,353	$27,207

As a result of the foregoing, net income for the nine months ended September 30, 2018 was $61.5 million, an increase of $27.7 million from net income of $33.8 million for the nine months ended September 30, 2017. For the nine months ended September 30, 2017, net income of $8.5 million was attributable to non-controlling interest for the 49% interest in Höegh Colombia Holding, the owner of the Höegh Grace entities, not owned by us in the period from January 1, 2017 to September 30, 2017. On December 1, 2017, we acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there was no longer a non-controlling interest in the Höegh Grace. For the nine months ended September 30, 2018, net income of $8.9 million was attributable to the holders of the Series A preferred units due the issuance of Series A preferred units on October 5, 2017 and subsequently as part of our at-the-market ("ATM") program. Our limited partners' interest in net income for the nine months ended September 30, 2018 was $52.6 million, an increase of $27.2 million from net income of $25.4 million for the nine months ended September 30, 2017.

Segments

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net) less the non-controlling interest in Segment EBITDA. Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization, interest income from advances to joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

9

For the nine months ended September 30, 2018 and 2017, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace. For the nine months ended September 30, 2018 and 2017, Joint Venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long-term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint Venture FSRUs are presented under the proportional consolidation method for the segment note and in the tables below, and under equity accounting for the consolidated financial statements and ii) non-controlling interest in Segment EBITDA is subtracted in the segment note and the tables below to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint Venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in the Höegh Grace entities. Since the Partnership obtained control of the Höegh Grace entities, it consolidated 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership was reflected as non-controlling interest in net income and non-controlling interest in total equity under US GAAP. Management monitored the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in Segment EBITDA of such entities and, therefore, subtracted the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA is reversed to reconcile to operating income and net income in the segment presentation. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there is no longer a non-controlling interest in the Höegh Grace entities.

Majority held FSRUs. The following table sets forth details of segment results for the Majority held FSRUs for the nine months ended September 30, 2018 and 2017:

	Nine months ended		Positive
Majority Held FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Time charter revenues	$107,695	$105,957	$1,738
Other revenues	1,103	—	1,103
Total revenues	108,798	105,957	2,841
Vessel operating expenses	(17,009)	(17,714)	705
Construction contract expense	—	(151)	151
Administrative expenses	(2,419)	(2,913)	494
Less: Non-controlling interest in Segment EBITDA	—	(15,772)	15,772
Segment EBITDA	89,370	69,407	19,963
Add: Non-controlling interest in Segment EBITDA	—	15,772	(15,772)
Depreciation and amortization	(15,823)	(15,789)	(34)
Operating income (loss)	73,547	69,390	4,157
Gain (loss) on derivative instruments	1,692	1,481	211
Other financial income (expense), net	(20,060)	(22,611)	2,551
Income (loss) before tax	55,179	48,260	6,919
Income tax expense	(5,975)	(5,980)	5
Net income (loss)	$49,204	$42,280	$6,924
Non-controlling interest in net income	—	8,455	(8,455)
Limited partners' interest in net income (loss)	$49,204	$33,825	$15,379

Time charter revenues for the nine months ended September 30, 2018 were $107.7 million, an increase of $1.7 million from the nine months ended September 30, 2017. As discussed in more detail above, the main reason for higher time charter revenues was higher revenues recognized for reimbursement of prior period expenses for the PGN FSRU Lampung following the conclusion of the charterer's audit process which was partially offset by lower revenues for the Höegh Grace mainly related to one day of off-hire. The Höegh Gallant had off-hire or reduced hire days principally related to scheduled maintenance for both the nine months ended September 30, 2018 and 2017. The PGN FSRU Lampung was on-hire for the nine months ended September 30, 2018 and 2017.

Other revenue consists of insurance proceeds received for claims related to repairs under a warranty provision related to the Mooring which were completed in 2017. The Partnership was indemnified by Höegh LNG for the cost of the repairs, subject to repayment to the extent recovered from insurance proceeds. During the third quarter of 2018, approximately $1.1 million was refunded to Höegh LNG which was recorded as cash distribution in equity.

Vessel operating expenses for the nine months ended September 30, 2018 were $17.0 million compared to $17.7 million for the nine months ended September 30, 2017. The decrease reflects reduced vessel operating expenses for the Höegh Gallant and the Höegh Grace.

10

Construction contract expenses were $0.2 million for the nine months ended September 30, 2017. As discussed in more detail above, the expenses were for installation of replacement parts under a warranty related to the Mooring.

Administrative expenses for the nine months ended September 30, 2018 were $2.4 million, a decrease of $0.5 million from $2.9 million for the nine months ended September 30, 2017, reflecting lower expenses for all the entities owning the vessels.

Segment EBITDA for the nine months ended September 30, 2018 was $89.4 million, an increase of $20.0 million from $69.4 million for the nine months ended September 30, 2017. The increase was mainly due to no longer having a non-controlling interest in Segment EBITDA because of the acquisition of the remaining 49% interest in the Höegh Grace entities, which closed on December 1, 2017. In addition, Segment EBITDA was positively impacted by the higher revenues related to prior periods expenses and lower vessel operating expenses.

Joint venture FSRUs. The following table sets forth details of segment results for the Joint venture FSRUs for the nine months ended September 30, 2018 and 2017:

	Nine months ended		Positive
Joint Venture FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Time charter revenues	$32,033	$31,608	$425
Accruals historical boil-off claim	—	(11,850)	11,850
Total revenues	32,033	19,758	12,275
Vessel operating expenses	(7,400)	(5,848)	(1,552)
Administrative expenses	(1,208)	(488)	(720)
Segment EBITDA	23,425	13,422	10,003
Depreciation and amortization	(7,199)	(7,379)	180
Operating income (loss)	16,226	6,043	10,183
Gain (loss) on derivative instruments	12,633	3,513	9,120
Other income (expense), net	(9,828)	(10,518)	690
Income (loss) before tax	19,031	(962)	19,993
Income tax expense	—	—	—
Net income (loss)	$19,031	$(962)	$19,993

Total time charter revenues for the nine months ended September 30, 2018 were $32.0 million, an increase of $0.4 million compared to $31.6 million for the nine months ended September 30, 2017. Higher time charter revenues for the nine months ended September 30, 2018 mainly reflects reimbursements of costs incurred for a new project for the charterer related to the Cape Ann.

For the nine months ended September 30, 2017, the joint ventures recorded accruals for boil-off claims made by the charterer under the Neptune and the Cape Ann time charters. The charterer and the joint ventures have referred the claim to arbitration. The charterer and the joint ventures have asked the arbitration panel for a partial award on certain key contractual interpretations and these proceedings commenced in November 2018. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. The Partnership's 50% share of the accruals was approximately $11.9 million which was recorded as a reduction of time charter revenues for the three months ended September 30, 2017, and as of September 30, 2018, the accruals were unchanged. Refer to note 14 under "Joint ventures' claims and accruals" to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K for additional information.

Total revenues for the nine months ended September 30, 2018 were $32.0 million compared to $19.8 million for the nine months ended September 30, 2017. The increase in total revenue is mainly due to the accruals for the historical boil-off claim impacting the revenues negatively for the nine months ended September 30, 2017.

Vessel operating expenses were $7.4 million for the nine months ended September 30, 2018, an increase of $1.6 million compared to $5.8 million as of September 30, 2017. Lower on-going vessel operating expenses related to the operations of the Neptune in Turkey were offset by higher vessel operating expenses related to the Cape Ann for the nine months ended September 30, 2018 compared with the nine months ended September 30, 2017. The Cape Ann commenced drydock and modifications work in August 2018 and left the shipyard close to the end of September 2018 resulting in increased maintenance expenses for the nine months ended September 30, 2018. The Cape Ann was on-hire during the drydock period.

Administrative expenses for the nine months ended September 30, 2018 were $1.2 million, an increase of $0.7 million compared to $0.5 million for the nine months ended September 30, 2017. The higher administrative expenses were mainly due to a new project for the charterer related to the Cape Ann.

11

Segment EBITDA was $23.4 million for the nine months ended September 30, 2018 compared with $13.4 million for the nine months ended September 30, 2017. The main reason for the increase was the accruals for historical boil-off recorded in the nine months ended September 30, 2017. Excluding the impact of the boil-off accruals for the nine months ended September 30, 2017, Segment EBITDA decreased by $1.9 million mainly due to higher vessel operating and administrative expenses for the nine months ended September 30, 2018.

Other. The following table sets forth details of other results for the nine months ended September 30, 2018 and 2017:

	Nine months ended		Positive
Other	September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Administrative expenses	$(4,571)	$(4,376)	$(195)
Segment EBITDA	(4,571)	(4,376)	(195)
Operating income (loss)	(4,571)	(4,376)	(195)
Other financial income (expense), net	(2,103)	(3,132)	1,029
Income (loss) before tax	(6,674)	(7,508)	834
Income tax expense	(50)	(2)	(48)
Net income (loss)	$(6,724)	$(7,510)	$786

Administrative expenses and Segment EBITDA for the nine months ended September 30, 2018 were $4.6 million, an increase of $0.2 million from $4.4 million for the nine months ended September 30, 2017.

Other financial income (expense), net, which is not part of the segment measure of profits, is related to the interest income accrued on the advances to our joint ventures and bank accounts and interest expense for a seller’s credit note, which was fully repaid in October 2017, and the $85 million revolving credit facility.

Other financial income (expense), net was an expense of $2.1 million for the nine months ended September 30, 2018, a decrease of $1.0 million from $3.1 million for the nine months ended September 30, 2017. The decrease is mainly due to reduced interest expense incurred on the revolving credit facility principally due to repayment and reduced outstanding loan balance on the revolving credit facility.

Three Months Ended September 30, 2018 Compared with the Three Months Ended September 30, 2017

Revenues. The following table sets forth details of our revenues for the three months ended September 30, 2018 and 2017:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Time charter revenues	$37,301	$35,856	$1,445
Other revenue	3	—	3
Total revenues	$37,304	$35,856	$1,448

Time charter revenues for the three months ended September 30, 2018 were $37.3 million, an increase of $1.4 million from the three months ended September 30, 2017. The increase was mainly due to higher time charter revenue for the PGN FSRU Lampung for the three months ended September 30, 2018 which was partially offset by reduced time charter revenue for the Höegh Grace due to one day of off-hire. The increase in revenues for the PGN FSRU Lampung was mainly due to recognition of revenue in the third quarter of 2018 for previously constrained variable consideration for the reimbursement of prior period expenses as a result of concluding an audit for the charterer. We were indemnified by Höegh LNG for the period expenses when they were incurred, subject to repayment to the extent recovered from reimbursement by the charterer. During the fourth quarter of 2018, we expect to refund to Höegh LNG approximately $1.0 million for the previous indemnification. The Höegh Gallant was on-hire for the entire three months ended September 30, 2018. During the three months ended September 30, 2017, there were several days of reduced hire equivalent to approximately one day of off-hire for the Höegh Gallant.

12

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the three months ended September 30, 2018 and 2017:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Vessel operating expenses	$(5,794)	$(5,909)	$115

Vessel operating expenses for the three months ended September 30, 2018 were $5.8 million, a decrease of $0.1 million from the $5.9 million for the three months ended September 30, 2017. The decrease is mainly due to lower vessel operating expenses for the Höegh Gallant which is partially offset by increased vessel operating expenses for PGN FSRU Lampung.

Administrative Expenses. The following table sets forth details of our administrative expenses for the three months ended September 30, 2018 and 2017:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Administrative expenses	$(2,102)	$(2,067)	$(35)

Administrative expenses were $2.1 million for each of the three months ended September 30, 2018 and 2017.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the three months ended September 30, 2018 and 2017:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Depreciation and amortization	$(5,287)	$(5,264)	$(23)

Depreciation and amortization was $5.3 million for each of the three months ended September 30, 2018 and 2017.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the three months ended September 30, 2018 and 2017:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Total operating expenses	$(13,183)	$(13,240)	$57

Total operating expenses were $13.2 million for each of the three months ended September 30, 2018 and 2017.

13

Equity in Earnings (Losses) of Joint ventures. The following table sets forth details of our equity in earnings (losses) of joint ventures for the three months ended September 30, 2018 and 2017:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Equity in earnings (losses) of joint ventures	$4,551	$(7,321)	$11,872

Equity in earnings of joint ventures for the three months ended September 30, 2018 was $4.6 million, an increase of $11.9 million from equity in losses of joint ventures of $7.3 million for the three months ended September 30, 2017. Unrealized gains on derivative instruments in our joint ventures significantly impacted the equity in earnings (losses) of joint ventures for the three months ended September 30, 2018 and 2017.

Excluding the unrealized gains on derivative instruments for the three months ended September 30, 2018 and 2017, the equity in earnings of joint ventures would have been $1.4 million for the three months ended September 30, 2018, an increase of $10.5 million compared to equity in losses of joint ventures of $9.1 million for the three months ended September 30, 2017. The increase was mainly due to the accruals for boil-off claims under the joint ventures' time charters for the three months ended September 30, 2017. The Partnership's 50% share of the accruals was approximately $11.9 million for the three months ended September 30, 2017. Refer to "Segments; Joint venture FSRUs" below and note 14 under "Joint ventures' claims and accruals" to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K for additional information.

Our share of our joint ventures’ operating income was $4.6 million for the three months ended September 30, 2018, an increase of $10.2 million compared with our share of our joint ventures' operating loss of $5.6 million for the three months ended September 30, 2017. Excluding the impact of the boil-off accruals for the three months ended September 30, 2017, our joint ventures’ operating income decreased by $1.7 million mainly due to higher vessel operating expenses for maintenance expenses for the three months ended September 30, 2018.

Our share of other expense, net, principally consisting of interest expense, was $3.2 million for the three months ended September 30, 2018, a decrease of $0.3 million from $3.5 million for the three months ended September 30, 2017.

Our share of unrealized gains on derivative instruments was $3.1 million for the three months ended September 30, 2018, an increase of $1.3 million from unrealized gains of $1.8 million for the three months ended September 30, 2017.

There was no accrued income tax expense for the three months ended September 30, 2018 and 2017. Our joint ventures did not pay any dividends for the three months ended September 30, 2018 and 2017.

Operating Income (Loss). The following table sets forth details of our operating income (loss) for the three months ended September 30, 2018 and 2017:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Operating income (loss)	$28,672	$15,295	$13,377

Operating income for the three months ended September 30, 2018 was $28.7 million, an increase of $13.4 million from operating income of $15.3 million for the three months ended September 30, 2017. Excluding the impact of the unrealized gains on derivatives for the three months ended September 30, 2018 and 2017 impacting the equity in earnings (losses) of joint ventures, operating income for the three months ended September 30, 2018 would have been $25.5 million, an increase of $12.0 million from $13.5 million for the three months ended September 30, 2017. The increase for the three months ended September 30, 2018 was primarily due to increase in equity in earnings (losses) of joint ventures mainly due to the historical boil-off claim that had a negative impact for the three months ended September 30, 2017 with no comparable accruals for the three months ended September 30, 2018.

14

Interest Income. The following table sets forth details of our interest income for the three months ended September 30, 2018 and 2017:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Interest income	$179	$98	$81

Interest income for the three months ended September 30, 2018 was $0.2 million, an increase of $0.1 million from $0.1 million for the three months ended September 30, 2017. Interest income is mainly related to cash balances and interest accrued on the advances to our joint ventures for the three months ended September 30, 2018 and 2017, respectively. The interest rate under the shareholder loans is a fixed rate of 8.0% per year.

Interest Expense. The following table sets forth details of our interest expense for the three months ended September 30, 2018 and 2017:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Interest expense	$(6,480)	$(7,309)	$829
Commitment fees	—	(223)	223
Amortization of debt issuance cost and fair value of debt assumed	(175)	(207)	32
Total interest expense	$(6,655)	$(7,739)	$1,084

Total interest expense for the three months ended September 30, 2018 was $6.7 million, a decrease of $1.0 million from $7.7 million for the three months ended September 30, 2017. Interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost and fair value of debt assumed for the period.

The interest incurred of $6.5 million for the three months ended September 30, 2018, decreased by $0.8 million compared to $7.3 million for the three months ended September 30, 2017, principally due to repayment of outstanding loan balances for the Lampung facility, the Gallant facility and the Grace facility and the repayment of the seller's credit note in October 2017. The positive impact on interest expense of the repayment of the seller’s credit note was partially offset by the increased outstanding balance on the revolving credit facility.

There were no commitment fees for the three months ended September 30, 2018 compared with $0.2 million for the three months ended September 30, 2017. The commitment fees relate to the undrawn balance of the $85 million revolving credit facility. On January 29, 2018, the revolving credit facility was amended to eliminate the requirement to pay a commitment fee on the undrawn balance of the facility as of that date.

Amortization of debt issuance cost and fair value of debt assumed were $0.2 million for each of the three months ended September 30, 2018 and 2017.

Gain (Loss) on Derivative Instruments. The following table sets forth details of our gain (loss) on derivative instruments for the three months ended September 30, 2018 and 2017:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Gain (loss) on derivative instruments	$516	$571	$(55)

Gain on derivative instruments for the three months ended September 30, 2018 was $0.5 million, a decrease of $0.1 million compared to the three months ended September 30, 2017. Gain on derivative instruments for the three months ended September 30, 2018 and 2017 related to the interest rate swaps for the Lampung facility, the Gallant facility and the Grace facility. The decrease is mainly due to a lower amortization of amount excluded from hedge effectiveness for the three months ended September 30, 2018 compared with the three months ended September 30, 2017.

15

Other Items, Net. The following table sets forth details of our other items, net for the three months ended September 30, 2018 and 2017:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Foreign exchange gain (loss)	$(98)	$24	$(122)
Bank charges, fees and other	(37)	(16)	(21)
Withholding tax on interest expense and other	(645)	(641)	(4)
Total other items, net	$(780)	$(633)	$(147)

Other items, net for the three months ended September 30, 2018 were $0.8 million, an increase of $0.2 million from $0.6 million for the three months ended September 30, 2017. The increase is mainly due to the increased net foreign exchange loss and increased bank charges, fees and other.

Income (Loss) Before Tax. The following table sets forth details of our income (loss) before tax for the three months ended September 30, 2018 and 2017:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Income (loss) before tax	$21,932	$7,592	$14,340

Income before tax for the three months ended September 30, 2018 was $21.9 million, an increase of $14.3 million from $7.6 million for the three months ended September 30, 2017. The income before tax for both periods was impacted by the unrealized gains on derivative instruments mainly on the Partnership’s share of equity in earnings (losses) of joint ventures. Excluding all the unrealized gains on derivative instruments, income before tax for the three months ended September 30, 2018 was $18.3 million, an increase of $13.1 million from $5.2 million for the three months ended September 30, 2017. Excluding the unrealized gain on derivative instruments, the increase is primarily due to higher time charter revenues, an increase in equity in earnings (losses) of joint ventures and lower total financial expense, net, for the three months ended September 30, 2018 compared with the three months ended September 30, 2017.

Income Tax Expense. The following table sets forth details of our income tax expense for the three months ended September 30, 2018 and 2017:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Income tax expense	$(2,050)	$(2,185)	$135

Income tax expense for the three months ended September 30, 2018 was $2.1 million, a decrease of $0.1 million compared to $2.2 million for the three months ended September 30, 2017. We are not subject to Marshall Islands income taxes. However, we are subject to tax for earnings of our subsidiaries incorporated in Singapore, Indonesia, Colombia, Cyprus and the UK and certain Colombian source income. For the three months ended September 30, 2018 and 2017, the income tax expense largely related to activities in Singapore, Indonesia and Colombia. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on the Höegh Grace entities. The tax payments are a mechanism for advance collection of part of the income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. We concluded these third party payments to the tax authorities represent income taxes that must be accounted for under the guidance for income taxes. The amount of non-cash income tax expense was $0.2 million for each of the three months ended September 30, 2018 and 2017.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the three months ended September 30, 2018 and 2017, the estimated generation of taxable income resulted in the utilization of $0.7 and $0.1 million, respectively, of tax loss carryforward in Indonesia which was not recognized due to the uncertainty of this tax position. The Indonesian subsidiary is currently undergoing a tax examination for the fiscal years of 2013 and 2014. The tax examinations may lead to ordinary course adjustments or proposed adjustments to the Partnership's taxes or tax loss carryforwards with respect to years under examination. Such an examination may or may not result in changes to the Partnership’s provisions on tax filings from 2013 through 2017. Refer to note 14 to the unaudited condensed interim consolidated financial statements contained herein.

16

Net Income (Loss). The following table sets forth details of our net income (loss) for the three months ended September 30, 2018 and 2017:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Net income (loss)	$19,882	$5,407	$14,475
Non-controlling interest in net income	—	2,899	(2,899)
Preferred unitholders' interest in net income	3,288	—	3,288
Limited partners’ interest in net income (loss)	$16,594	$2,508	$14,086

As a result of the foregoing, net income for the three months ended September 30, 2018 was $19.9 million, an increase of $14.5 million from net income of $5.4 million for the three months ended September 30, 2017. For the three months ended September 30, 2017, net income of $2.9 million was attributable to non-controlling interest for the 49% interest in Höegh Colombia Holding, the owner of the Höegh Grace entities, not owned by us in the period from July 1, 2017 to September 30, 2017. On December 1, 2017, we acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there was no longer a non-controlling interest in the Höegh Grace. For the three months ended September 30, 2018, net income of $3.3 million was attributable to the holders of the Series A preferred units due the issuance of Series A preferred units on October 5, 2017 and subsequently as part of our ATM program. Our limited partners' interest in net income for the three months ended September 30, 2018 was $16.6 million, an increase of $14.1 million from net income of $2.5 million for the three months ended September 30, 2017.

Segments

Majority held FSRUs. The following table sets forth details of segment results for the Majority held FSRUs for the three months ended September 30, 2018 and 2017:

	Three months ended		Positive
Majority Held FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Time charter revenues	$37,301	$35,856	$1,445
Other revenues	3	—	3
Total revenues	37,304	35,856	1,448
Vessel operating expenses	(5,794)	(5,909)	115
Administrative expenses	(718)	(763)	45
Less: Non-controlling interest in Segment EBITDA	—	(5,354)	5,354
Segment EBITDA	30,792	23,830	6,962
Add: Non-controlling interest in Segment EBITDA	—	5,354	(5,354)
Depreciation and amortization	(5,287)	(5,264)	(23)
Operating income (loss)	25,505	23,920	1,585
Gain (loss) on derivative instruments	516	571	(55)
Other financial income (expense), net	(6,650)	(7,128)	478
Income (loss) before tax	19,371	17,363	2,008
Income tax expense	(2,021)	(2,183)	162
Net income (loss)	$17,350	$15,180	$2,170
Non-controlling interest in net income	—	2,899	(2,899)
Limited partners' interest in net income (loss)	$17,350	$12,281	$5,069

Time charter revenues for the three months ended September 30, 2018 were $37.3 million, an increase of $1.4 million from the three months ended September 30, 2017. As discussed above, higher time charter revenue for the PGN FSRU Lampung for the three months ended September 30, 2018 was partially offset by reduced time charter revenue for the Höegh Grace which was off-hire for one day.

Vessel operating expenses for the three months ended September 30, 2018 were $5.8 million, a decrease of $0.1 million compared to $5.9 million for the three months ended September 30, 2017. The decrease is mainly due to lower vessel operating expenses for the Höegh Gallant which is partially offset by increased vessel operating expenses for PGN FSRU Lampung.

Administrative expenses for the three months ended September 30, 2018 were $0.7 million, a decrease of $0.1 million from $0.8 million for the three months ended September 30, 2017, mainly due to lower administrative expenses for the Höegh Gallant.

17

Segment EBITDA for the three months ended September 30, 2018 was $30.8 million, an increase of $7.0 million from $23.8 million for the three months ended September 30, 2017 mainly due to no longer having a non-controlling interest in Segment EBITDA because of the acquisition of the remaining 49% interest in the Höegh Grace entities, which closed on December 1, 2017. In addition, Segment EBITDA was positively impacted by higher time charter revenues.

Joint venture FSRUs. The following table sets forth details of segment results for the Joint venture FSRUs for the three months ended September 30, 2018 and 2017:

	Three months ended		Positive
Joint Venture FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Time charter revenues	$10,462	$10,460	$2
Accruals historical boil-off claim	—	(11,850)	11,850
Total revenues	10,462	(1,390)	11,852
Vessel operating expenses	(3,169)	(1,617)	(1,552)
Administrative expenses	(257)	(116)	(141)
Segment EBITDA	7,036	(3,123)	10,159
Depreciation and amortization	(2,399)	(2,462)	63
Operating income (loss)	4,637	(5,585)	10,222
Gain (loss) on derivative instruments	3,151	1,802	1,349
Other income (expense), net	(3,237)	(3,538)	301
Income (loss) before tax	4,551	(7,321)	11,872
Income tax expense	—	—	—
Net income (loss)	$4,551	$(7,321)	$11,872

Total time charter revenues were $10.5 million for each of the three months ended September 30, 2018 and 2017. Time charter revenues for the three months ended September 30, 2018 reflected lower recovery of costs incurred related to the operations of the Neptune in Turkey and certain of the project expenses incurred for the Cape Ann.

For the three months ended September 30, 2017, the joint ventures recorded accruals for boil-off claims made by the charterer under the Neptune and the Cape Ann time charters as described above. Refer to note 14 under "Joint ventures claims' and accruals" to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K for additional information.

Total revenues for the three months ended September 30, 2018 were $10.5 million compared to a negative revenue of $1.4 million for the three months ended September 30, 2017. The increase in total revenue is due to the accruals for the historical boil-off claim impacting the revenues negatively for the three months ended September 30, 2017.

Vessel operating expenses were $3.2 million for the three months ended September 30, 2018 compared to $1.6 million for the three months ended September 30, 2017. On-going vessel operating expenses related to the operations of the Neptune in Turkey increased. However, the majority of the increase in vessel operating expenses related to the Cape Ann. The Cape Ann commenced the drydock and modifications work in August 2018 and left the shipyard close to the end of September 2018. Approximately $1.3 million of the expenses were incurred for normal maintenance that was completed during the drydock and other maintenance upgrades to resolve performance issues or enhance safety which were not required by class requirements. Approximately $1.0 million of the expenses incurred during the drydock are not reimbursable by the charterer. The Cape Ann was on-hire during the drydock period.

The other drydock and vessel modifications costs for the charterer were capitalized as components of the vessel and will be depreciated over the period to the next drydock or over the useful live for the modifications. The majority of the capitalized drydock and modification costs are reimbursable by the charterer. The revenue for such reimbursements is deferred and will be amortized over the period to the next drydock or over the remaining time charter contract life.

Administrative expenses for the three months ended September 30, 2018 were $0.3 million, an increase of $0.2 million compared to $0.1 million for the three months ended September 30, 2017 reflecting higher project expenses for both the Neptune and the Cape Ann.

Segment EBITDA was $7.0 million for the three months ended September 30, 2018 compared with a loss of $3.1 million for the three months ended September 30, 2017. Excluding the impact of the boil-off accruals for the three months ended September 30, 2017, Segment EBITDA decreased by $1.7 million due to higher vessel operating and administrative expenses for the three months ended September 30, 2018.

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Other. The following table sets forth details of other results for the three months ended September 30, 2018 and 2017:

	Three months ended		Positive
Other	September 30,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Administrative expenses	$(1,384)	$(1,304)	$(80)
Segment EBITDA	(1,384)	(1,304)	(80)
Operating income (loss)	(1,384)	(1,304)	(80)
Other financial income (expense), net	(606)	(1,146)	540
Income (loss) before tax	(1,990)	(2,450)	460
Income tax expense	(29)	(2)	(27)
Net income (loss)	$(2,019)	$(2,452)	$433

Administrative expenses and Segment EBITDA for the three months ended September 30, 2018 were $1.4 million, an increase of $0.1 million from $1.3 million for the three months ended September 30, 2017.

Other financial income (expense), net, which is not part of the segment measure of profits, is related to the interest income on cash balances and accrued on the advances to our joint ventures and interest expense for a seller’s credit note which was fully repaid in October 2017 and the $85 million revolving credit facility.

Other financial income (expense), net was an expense of $0.6 million for the three months ended September 30, 2018, a decrease of $0.5 million from $1.1 million for the three months ended September 30, 2017 principally due to lower interest expense, including commitment fees.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, the utilization of borrowings from commercial banks and debt and equity financings. Our liquidity requirements relate to paying our unitholder distributions, servicing interest and quarterly repayments on our debt (“debt amortization”), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. The liquidity requirements of our joint ventures relate to the servicing of debt, including repayment of shareholder loans, funding working capital, including drydocking and maintenance, and maintaining cash reserves against fluctuations in operating cash flows.

Our sources of liquidity include cash balances, cash flows from our operations, our current undrawn balance of $45.7 million as of September 30, 2018 under the $85 million revolving credit facility from Höegh LNG and net proceeds from our ATM program. Cash and cash equivalents are denominated primarily in U.S. dollars. We do not currently use derivative instruments for other purposes than managing interest rate risks. Historically, interest payments from our advances to joint ventures were a source of liquidity. The advances to our joint ventures (accrued interest from prior periods) are subordinated to the joint ventures’ long-term bank debt, consisting of the Neptune facility and the Cape Ann facility. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. As discussed in note 14 under "Joint ventures' claims and accruals" to the unaudited condensed interim consolidated financial statements, the joint ventures have recorded accruals for the probable liability for boil-off claim under the time charters. As a precaution, the joint ventures have suspended payments on the shareholder loans pending the outcome of the boil-off claim since the amounts and timing of a potential settlement are not clear. The suspension of the payments on the shareholder loans reduce cash flows available to us. In addition, as discussed in note 8, certain conditions apply to making distributions for the shareholder loans or dividends, including meeting a 1.20 historical and projected debt service ratio. As of September 30, 2018, the debt service ratio requirements were not met by either of the joint ventures. As a result, no distribution can be made unless the debt service ratio is met in future periods. Dividend distributions from our joint ventures require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; and c) under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Dividends from Höegh Lampung may only be paid out of profits under Singapore law. Dividends from PT Höegh may only be paid if its retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. In addition, PT Höegh, as an Indonesian incorporated company, is required to establish a statutory reserve equal to 20% of its paid up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. As of September 30, 2018, PT Höegh did not have adequate positive retained earnings to establish the required statutory reserves and therefore cannot make dividend payments under Indonesia law. However, subject to meeting a debt service ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and/or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, Höegh FSRU III, Höegh FSRU IV and Höegh Colombia Holding may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. In addition, Höegh FSRU IV would also need to remain in compliance with the financial covenants under the Gallant/Grace facility. Dividends from Höegh Cyprus may only be distributed (i) out of profits and not from the share capital of the company and (ii) if after the dividend payment, Höegh Cyprus would remain in compliance with the financial covenants under the Gallant/Grace facility. Dividends from Höegh Colombia may only be distributed if after the dividend payment, Höegh Colombia would remain in compliance with the financial covenants under the Gallant/Grace facility.

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For a description of our credit facilities and revolving credit facility, please see notes 14 and 17 to the audited consolidated financial statements contained in our 2017 Form 20-F as well as notes 9 and 11 to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K.

As of September 30, 2018, we do not have material commitments for capital expenditures for our current business. In the third quarter of 2018, the conclusion of an audit by the charterer of the PGN FSRU Lampung resulted in the recognition of $1.0 million of revenue related to 2016 costs to be reimbursed by the charterer. The Partnership had been indemnified for these costs and expects to refund Höegh LNG for the previous indemnification in the fourth quarter of 2018. For the joint ventures, the charterer of the Cape Ann plans to use the vessel for a new project. The vessel was drydocked and fitted with certain modifications during the third quarter of 2018 which will be compensated by the charterer. Additional expenses and capital expenditure will be incurred in the fourth quarter for the deliveries of certain equipment, the competition of service deliverables, including required documentation, and the replacement of spare parts for those used in the drydock. The majority of such expenditures are expected to be compensated by the charterer. As discussed in note 14 under "Joint ventures' claims and accruals" in our unaudited condensed interim consolidated financial statements, the joint ventures have a probable liability for a boil-off claim under the time charters. Our 50% share of the accruals was approximately $11.9 million as of September 30, 2018. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. The parties have referred the claim to arbitration. To the extent that excess boil-off claims result in a settlement, we would be indemnified by Höegh LNG for our share of the cash impact of any settlement. However, other concessions or capital improvements, if any, would not be expected to be indemnified. In addition, the joint ventures expect to incur costs for certain capital improvements and maintenance that will not be reimbursed by the charterer or Höegh LNG for which the Partnership's 50% share is approximately $1.8 million and $1.2 million for the years ended December 31, 2018 and 2019, respectively. As of September 30, 2018, the Cape Ann had completed a drydock and the Neptune had completed certain upgrades and the Partnership's share of the capital improvements and maintenance incurred was approximately $1.5 million. The capital improvements are expected to reduce boil-off in certain modes of operation and other maintenance upgrades address safety and other performance improvements.

On October 15, 2018, the Partnership announced that Höegh LNG and the government-owned Egyptian Natural Gas Holding Company (“EGAS”) have agreed to amend the time charter for the Höegh Gallant between Höegh LNG Egypt LLC, a wholly owned subsidiary of Höegh LNG ("EgyptCo"), and EGAS whereby EgyptCo will charter the Höegh Gallant on an LNG carrier time charter to a third party, and EGAS will compensate for the rate difference between the original FSRU charter and the new LNG carrier time charter. The amended contract structure became effective in October 2018 and expires in April 2020, the termination date of the original FSRU charter. A subsidiary of the Partnership, as the owner of the Höegh Gallant, has a lease and maintenance agreement ("LMA") with EgyptCo until April 2020. As a result of the amendment to EgyptCo's contract with EGAS, the LMA may become subject to amendment. All existing guarantees and the option provided by Höegh LNG to the Partnership would remain in place under any amendment to the LMA. Any such amendment will be subject to approval by the Conflicts Committee of the Board of Directors of the Partnership and would not be expected to have a material effect on the Partnership.

In January 2018, we entered into a sales agreement with B. Riley Inc. (the "Agent"). Under the terms of the sales agreement, the Partnership may sell up to $120 million aggregate offering amount of common and Series A preferred units (the "ATM program"), from time to time, through the Agent. During the three months ended September 30, 2018, we had sold 568,200 Series A preferred units at an average gross sales price of $25.67 per unit and received net proceeds, after sales commissions, of $14.3 million. During the three months ended September 30, 2018, we had sold 81,731 common units at an average gross price of $18.34 per unit and received net proceeds, after sales commissions, of $1.5 million. The Partnership has paid an aggregate of $0.3 million in sales commissions to the Agent in connection with such sales for the three months ended September 30, 2018. As of September 30, 2018, we had sold a total of 1,356,226 Series A preferred units at an average gross sales price of $25.77 per unit and received net proceeds, after sales commissions, of $34.3 million. As of September 30, 2018, we had sold a total of 253,106 common units at an average gross price of $18.26 per unit and received net proceeds, after sales commissions, of $4.6 million. The Partnership has paid an aggregate of $0.7 million in sales commissions to the Agent in connection with all such sales as of September 30, 2018. We used the net proceeds from sales under the ATM program for general partnership purposes, including repayment of the revolving credit facility and unit distribution payments.

As of September 30, 2018, we had cash and cash equivalents of $24.2 million and an undrawn portion of $45.7 million of the $85 million revolving credit facility. Current restricted cash for operating obligations of the PGN FSRU Lampung was $7.4 million and long-term restricted cash required under the Lampung facility was $13.2 million as of September 30, 2018.

The Partnership’s book value and outstanding principal of total long-term debt was $486.0 million and $490.9 million, respectively, as of September 30, 2018, including long-term debt financing our FSRUs and the revolving credit facility due to owners and affiliates. The long-term debt is repayable in quarterly installments of $11.4 million. For a description of our credit facilities, please see notes 14 and 17 to the audited consolidated financial statements contained in our 2017 Form 20-F, as well as note 9 to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K.

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As of September 30, 2018, the Partnership had outstanding interest rate swap agreements for a total notional amount of $386.0 million to hedge against the interest rate risks of its long-term debt under the Lampung, Gallant and Grace facilities. For additional information, refer to “Qualitative and Quantitative Disclosure About Market Risk” and note 13 to the unaudited condensed interim consolidated financial statements. As of September 30, 2018, the Partnership’s total current liabilities exceeded total current assets by $9.4 million. This is partly a result of the current portion of long-term debt of $45.5 million being classified current while the restricted cash of $13.2 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. We do not intend to maintain a cash balance to fund our next twelve months’ net liabilities. We believe our cash flows from operations, including distributions to us from PT Höegh, Höegh Cyprus, and Höegh FSRU IV as payment of intercompany interest and/or intercompany debt or dividends, will be sufficient to meet our debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows. In addition, we require liquidity to pay distributions to our unitholders. Our available balance on the $85 million revolving credit facility provides a source of liquidity reserve to supplement funding of our distributions and other general liquidity needs. In addition, liquidity can also be supplemented, from time to time, by net proceeds of the ATM program, depending on the market conditions. We believe our current resources, including the undrawn balance on the revolving credit facility, are sufficient to meet our working capital requirements for our current business for the next twelve months. Further as discussed below, the Partnership has commitments to refinance the Gallant/ Grace facility well in advance of its first maturity in November 2019.

On August 14, 2018, the Partnership paid a quarterly cash distribution with respect to the quarter ended June 30, 2018 of $0.44 per common and subordinated unit. The total amount of the distribution was $15.0 million.

On August 15, 2018, the Partnership paid a quarterly cash distribution of $0.546875 per Series A preferred unit. The total amount of the distribution paid on August 15, 2018, was $3.2 million

On August 21, 2018, we repaid $6.0 million on the revolving credit facility using part of the net proceeds of the ATM program.

On November 14, 2018, the Partnership paid a quarterly cash distribution with respect to the quarter ended September 30, 2018 of $0.44 per common and subordinated unit. The total amount of the distribution was $15.0 million.

On November 15, 2018 the Partnership paid a quarterly cash distribution of $0.546875 per Series A preferred unit. The total amount of the distribution paid on November 15, 2018 was $3.4 million.

For the period from October 1, 2018 to November 27, 2018, we sold 172,844 Series A preferred units under our ATM program at an average gross sales price of $25.52 per unit and received net proceeds, after sales commissions, of $4.3 million. For the period from October 1, 2018 to November 27, 2018, we sold no additional common units under our ATM program. We have paid an aggregate of $0.1 million in sales commissions to the Agent in connection with all such sales in the period from October 1, 2018 to November 27, 2018. From the commencement of the ATM program, the Partnership has sold 1,529,070 Series A preferred units and 253,106 common units, and received net proceeds of $38.7 million and $4.6 million, respectively. The compensation paid to the Agent for such sales was $0.7 million.

In November 2018, the Partnership received commitment letters from a syndicate of banks for refinancing of the outstanding balances of the Gallant /Grace facility. The new facility will include a senior secured term loan and revolving credit facilities of up to the lesser of $385 million and 65% of the fair market value of the Höegh Gallant and 75% of the fair market value of the Höegh Grace as of the initial borrowing date. The new facility is structured as a term loan with commercial and export credit tranches for each vessel to refinance outstanding amounts under the existing facility of approximately $320 million and a revolving credit facility for the Partnership with a drawing capacity of approximately $65 million. With respect to the export credit tranche, the new facility may be utilized by way of continuation of the export credit tranches under the existing Gallant /Grace facility. The term loan will be repayable in quarterly installments with a balloon payment at final maturity of seven years for the commercial tranches. The outstanding balance on the revolving credit facility will be payable in full at the final maturity date in seven years. The export credit tranches will be fully repaid on October 30, 2026 and March 30, 2028 for the Gallant facility and the Grace facility, respectively, assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the commercial tranches. The commercial tranches and revolving credit facility will bear interest at a rate of LIBOR plus a margin of 2.30%. The export credit tranche will bear interest at a fixed interest rate of 2.38% and have a guarantee commission of 1.6%. The Partnership expects to swap the floating element of the interest rate for the commercial tranches. The revolving credit facility under the new facility will be drawn to repay the outstanding balance under the revolving credit facility provided to the Partnership by Höegh LNG. The remaining balance on the revolving credit facility will be available to be drawn for general partnership purposes. The commitment fee on the undrawn portion of the revolving credit facility will be approximately 1.6%. The new facility is expected to be drawn in January 2019.

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Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash, cash equivalents and restricted cash for the periods presented:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2018	2017	2018	2017
Net cash provided by (used in) operating activities	$25,406	23,068	65,377	$61,667
Net cash provided by (used in) investing activities	965	876	2,828	5,952
Net cash provided by (used in) financing activities	(21,887)	(22,699)	(66,607)	(66,052)
Increase (decrease) in cash, cash equivalents and restricted cash	4,484	1,245	1,598	1,567
Effect of exchange rate changes on cash and cash equivalents	(40)	—	(93)	—
Cash, cash equivalents and restricted cash, beginning of period	40,342	41,446	43,281	41,124
Cash, cash equivalents and restricted cash, end of period	$44,786	42,691	44,786	$42,691

Nine Months ended September 30, 2018 Compared with the Nine Months ended September 30, 2017

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $65.4 million for the nine months ended September 30, 2018, an increase of $3.7 million compared with $61.7 million for the nine months ended September 30, 2017. Before changes in working capital, cash provided by operating activities was $64.2 million for the nine months ended September 30, 2018, an increase of $3.2 million compared to the $61.0 million for the nine months ended September 30, 2017 primarily due to increased earnings in the Majority held FRSU segment which was partially offset by the reduction on interest payments on advances to joint ventures for the nine months ended September 30, 2018 compared with the nine months ended September 30, 2017. Changes in working capital increased net cash provided by operating activities by $1.2 million for the nine months ended September 30, 2018, an increase of $0.5 million from a contribution of $0.7 million for the nine months ended September 30, 2017.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $2.8 and $6.0 million for the nine months ended September 30, 2018 and 2017, respectively. The decrease in net cash provided by investing activities of $3.2 million was primarily the result of $3.8 million in cash acquired in the purchase of the initial 51% interest in the Höegh Grace entities for the nine months ended September 30, 2017 partly offset by the cash settlement of working capital adjustment for the 51% interest in the Höegh Grace entities of $0.4 million for the nine months ended September 30, 2017. For the nine months ended September 30, 2018, cash provided by investing activities included $2.8 million in receipts of repayment on principal on the direct financing lease since the PGN FSRU Lampung charter is accounted for as a financial lease compared to $2.6 million for the corresponding period of 2017.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the nine months ended September 30, 2018 was $66.6 million compared with net cash used in financing activities of $66.1 million for the nine months ended September 30, 2017.

Net cash used in financing activities for the nine months ended September 30, 2018 was mainly due to the repayment of $14.3 million on the Lampung facility, $9.9 million on the Gallant facility, $9.9 million on the Grace facility and $17.5 million on the revolving credit facility, payment of $3.7 million on a customer loan for funding of VAT on import in Indonesia, payment of cash distributions to our common and subordinated unitholders of $44.4 million, payment of cash distribution to the holders of our Series A preferred units of $9.7 million and payment of a refund for indemnifications received from Höegh LNG of $1.1 million due to receipt of insurance proceeds. This was partially offset by receipt of $5.4 million under the revolving credit facility and net proceeds of $4.5 million and $34.0 million for the issuance of common units and Series A preferred units, respectively, under our ATM program.

Net cash used in financing activities for the nine months ended September 30, 2017 was mainly due to the repayment of $14.3 million on the Lampung facility, $9.9 million on the Gallant facility, $9.9 million on the Grace facility, payment of $1.3 million on a customer loan for funding of VAT on import in Indonesia, payment of cash distributions to our common and subordinated unitholders of $42.6 million and cash distributions to non-controlling interest of $5.9 million. This was partially offset by receipt of $15.7 million under the revolving credit facility and $2.1 million from Höegh LNG for the indemnification claimed for non-budgeted expenses and losses.

As a result of the foregoing, cash and cash equivalents and restricted cash increased by $1.6 million for the nine months ended September 30, 2018 and 2017.

22

Three Months Ended September 30, 2018 Compared with the Three Months Ended September 30, 2017

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $25.4 million for the three months ended September 30, 2018, an increase of $2.3 million compared with $23.1 million for the three months ended September 30, 2017. Before changes in working capital, cash provided by operating activities was $22.7 million for the three months ended September 30, 2018, an increase of $1.5 million compared to $21.2 million for the three months ended September 30, 2017. The increase was primarily due to increased earnings in the Majority held FRSU segment which was partially offset by the reduction on interest payments on advances to joint ventures for the three months ended September 30, 2018 compared with the three months ended September 30, 2017. Changes in working capital increased net cash provided by operating activities by $2.7 million for the three months ended September 30, 2018, an increase of $0.8 million from a contribution of $1.9 million for the three months ended September 30, 2017.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $1.0 and $0.9 million for the three months ended September 30, 2018 and 2017, respectively. The increase in net cash provided by investing activities of $0.1 million was primarily the result of increase in receipts of repayment on principal on the direct financing lease since the PGN FSRU Lampung charter is accounted for as a financial lease.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the three months ended September 30, 2018 was $21.9 million compared with $22.7 million for the three months ended September 30, 2017.

Net cash used in financing activities for the three months ended September 30, 2018 was mainly due to the quarterly repayment of $4.8 million on the Lampung facility, $3.3 million on the Gallant facility and $3.3 million on the Grace facility, repayment of $6.0 million on the revolving credit facility, payment of $1.2 million on a customer loan for funding of VAT on import in Indonesia, payment of cash distributions to our common and subordinated unitholders of $15.0 million, payment of cash distribution to the holders of our Series A preferred units of $3.2 million and payment of refund for indemnifications received from Höegh LNG of $1.1 million. This was partially offset by receipt of net proceeds of $1.6 million and $14.4 million for issuance of common units and Series A preferred units, respectively, under our ATM program.

Net cash used in financing activities for the three months ended September 30, 2017 was mainly due to the quarterly repayment of $4.8 million on the Lampung facility, $3.3 million on the Gallant facility and $3.3 million on the Grace facility, our payment of cash distributions to our common and subordinated unitholders of $14.4 million and cash distributions to non-controlling interest of $2.0 million. This was partially offset by receipt of $4.0 million under the revolving credit facility and $1.1 million from Höegh LNG for the indemnification claims.

As a result of the foregoing, cash and cash equivalents and restricted cash increased by $4.5 million and $1.2 million for the three months ended September 30, 2018 and 2017, respectively.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to various market risks, including foreign exchange risk, interest rate risk, credit risk and concentrations of risk.

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Foreign Exchange Risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the three and nine months ended September 30, 2018, and 2017, no derivative financial instruments have been used to manage foreign exchange risk. The Gallant time charter provides that revenues are denominated 90% in U.S. dollars and 10% in Egyptian pounds, or as otherwise agreed between the parties from time to time. For the three and nine months ended September 30, 2018 and 2017, the revenues from the Höegh Gallant were denominated 97% in U.S. dollars and 3% in Egyptian pounds. A limited amount of operating expenses was also denominated in Egyptian pounds. Due to restrictions in Egypt, exchangeability between Egyptian pounds and other currencies was more than temporarily lacking or limited during 2017. There are two official published rates for Egyptian pounds. The lower rate is applied in the Partnership’s consolidated financial statements for revenues, expenses, assets and liabilities. For all of 2017 and for the three and nine months ended September 30, 2018, the Partnership agreed to the payment of monthly revenues denominated in Egyptian pounds that aligned with its working capital needs for the next month which reduced its foreign exchange rate exposure and the risk of loss to a minimal amount in the event Egyptian pound was devalued.

Interest Rate Risk

Interest rate swaps are utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on our outstanding floating-rate debt. As of September 30, 2018, there are interest rate swap agreements on the Lampung, Gallant and Grace facilities floating rate debt that are designated as cash flow hedges for accounting purposes. As of September 30, 2018, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	assets	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$140,850	889	Sept 2026	2.8%
Gallant interest rate swaps (2)	LIBOR	117,000	822	Sept 2019	1.9%
Grace interest rate swaps (2)	LIBOR	$128,125	969	March 2020	2.3%

1)	Excludes the margins paid on the floating-rate debt.
2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

Credit Risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances. PGN also guarantees PGN LNG's obligations under the PGN FSRU Lampung time charter. The other time charters do not have parent company guarantees.

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Concentrations of Risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances. No impairment loss was recorded for the three and nine months ended September 30, 2018 and 2017 and the year ended December 31, 2017. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should any of the time charters for the PGN FSRU Lampung, the Höegh Gallant or the Höegh Grace terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

Non-GAAP Financial Measure

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items less non-controlling interest in Segment EBITDA. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expense). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Nine months ended September 30, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$49,204	19,031	(6,724)	61,511			$61,511	(3)
Interest income	(231)	(171)	(309)	(711)	171	(4)	(540)
Interest expense	18,106	9,985	2,331	30,422	(9,985)	(4)	20,437
Depreciation and amortization	15,823	7,199	—	23,022	(7,199)	(5)	15,823
Other financial items (2)	493	(12,619)	81	(12,045)	12,619	(6)	574
Income tax (benefit) expense	5,975	—	50	6,025			6,025
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	9,814	(4)	9,814
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	7,199	(5)	7,199
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(12,619)	(6)	(12,619)
Segment EBITDA	$89,370	23,425	(4,571)	108,224			$108,224

25

	Nine months ended September 30, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$42,280	(962)	(7,510)	33,808			$33,808	(3)
Interest income	—	(48)	(341)	(389)	48	(4)	(341)
Interest expense	19,789	10,548	3,438	33,775	(10,548)	(4)	23,227
Depreciation and amortization	15,789	7,379	—	23,168	(7,379)	(5)	15,789
Other financial items (2)	1,341	(3,495)	35	(2,119)	3,495	(6)	1,376
Income tax (benefit) expense	5,980	—	2	5,982			5,982
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	10,500	(4)	10,500
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	7,379	(5)	7,379
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(3,495)	(6)	(3,495)
Non-controlling interest in segment EBITDA	(15,772)	—	—	(15,772)			(15,772)
Segment EBITDA	$69,407	13,422	(4,376)	78,453			$78,453

	Three months ended September 30, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$17,350	4,551	(2,019)	19,882			$19,882	(3)
Interest income	(75)	(71)	(104)	(250)	71	(4)	(179)
Interest expense	5,965	3,295	690	9,950	(3,295)	(4)	6,655
Depreciation and amortization	5,287	2,399	—	7,686	(2,399)	(5)	5,287
Other financial items (2)	244	(3,138)	20	(2,874)	3,138	(6)	264
Income tax (benefit) expense	2,021	—	29	2,050			2,050
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,224	(4)	3,224
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,399	(5)	2,399
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(3,138)	(6)	(3,138)
Segment EBITDA	$30,792	7,036	(1,384)	36,444			$36,444

26

	Three months ended September 30, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$15,180	(7,321)	(2,452)	5,407			$5,407	(3)
Interest income	—	(24)	(98)	(122)	24	(4)	(98)
Interest expense	6,507	3,562	1,232	11,301	(3,562)	(4)	7,739
Depreciation and amortization	5,264	2,462	—	7,726	(2,462)	(5)	5,264
Other financial items (2)	50	(1,802)	12	(1,740)	1,802	(6)	62
Income tax (benefit) expense	2,183	—	2	2,185			2,185
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,538	(4)	3,538
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,462	(5)	2,462
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(1,802)	(6)	(1,802)
Non-controlling interest in segment EBITDA	(5,354)	—	—	(5,354)			(5,354)
Segment EBITDA	$23,830	(3,123)	(1,304)	19,403			$19,403

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership's share of the Joint venture FSRUs net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership's share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs.”

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

27

FORWARD LOOKING STATEMENTS

This report contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market trends for FSRUs and LNG carriers, including hire rates and factors affecting supply and demand;

•	our distribution policy and ability to make cash distributions on our units or any increases in the quarterly distributions on our common units;

•	restrictions in our debt agreements and pursuant to local laws on our joint ventures' and our subsidiaries' ability to make distributions;

•	our ability to settle or resolve the boil-off claim for the joint ventures, including the estimated amount thereof;

•	the ability of Höegh LNG to satisfy its indemnification obligations to the Partnership, including in relation to the boil-off claim;

•	our entry into any amendment to the LMA for the Höegh Gallant;

•	our ability to purchase additional vessels from Höegh LNG in the future;

•	our ability to integrate and realize the anticipated benefits from acquisitions;

•	our anticipated growth strategies; including the acquisition of vessels;

•	our anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs;

•	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the financial condition liquidity and creditworthiness of our existing or future customers and their ability to satisfy their obligations under our contracts;

•	our ability to replace existing borrowings, including the Gallant/Grace facility, make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our customers;

•	our ability to perform under our contracts and maintain long-term relationships with our customers;

28

•	our ability to leverage Höegh LNG's relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

•	the operating performance of our vessels and any related claims by Total S.A. or other customers;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of our vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	demand in the FSRU sector or the LNG shipping sector in general and the demand for our vessels in particular;

•	availability of skilled labor, vessel crews and management;

•	the ability of Höegh LNG to meet its financial obligations to us, including its indemnity, guarantee and option obligations;

•	our incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units and Series A preferred units in the public market;

•	our business strategy and other plans and objectives for future operations;

•	our ability to successfully remediate any material weaknesses in our internal control over financial reporting and our disclosure controls and procedures; and

•	other factors listed from time to time in the reports and other documents that we file with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent quarterly reports on Form 6-K.

All forward-looking statements included in this report are made only as of the date of this report. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

29

HÖEGH LNG PARTNERS LP

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents

Page

Unaudited Condensed Interim Consolidated Statements of Income for the Three and Nine Months Ended September 30, 2018 and 2017	F-2
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2018 and 2017	F-3
Unaudited Condensed Interim Consolidated Balance Sheets as of September 30, 2018 and December 31, 2017	F-4
Unaudited Condensed Interim Consolidated Statements of Changes in Partners’ Capital for the Nine Months Ended September 30, 2018 and the Year Ended December 31, 2017	F-6
Unaudited Condensed Interim Consolidated Statements of Cash Flows for the Three and Nine Months Ended September 30, 2018 and 2017	F-8
Notes to Unaudited Condensed Interim Consolidated Financial Statements	F-10

F-1

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2018	2017	2018	2017
REVENUES
Time charter revenues	4,5	$37,301	35,856	107,695	$105,957
Other revenue		3	—	1,103	—
Total revenues	4,5	37,304	35,856	108,798	105,957
OPERATING EXPENSES
Vessel operating expenses		(5,794)	(5,909)	(17,009)	(17,714)
Construction contract expenses		—	—	—	(151)
Administrative expenses		(2,102)	(2,067)	(6,990)	(7,289)
Depreciation and amortization		(5,287)	(5,264)	(15,823)	(15,789)
Total operating expenses		(13,183)	(13,240)	(39,822)	(40,943)
Equity in earnings (losses) of joint ventures	4,10	4,551	(7,321)	19,031	(962)
Operating income (loss)	4	28,672	15,295	88,007	64,052
FINANCIAL INCOME (EXPENSE), NET
Interest income		179	98	540	341
Interest expense		(6,655)	(7,739)	(20,437)	(23,227)
Gain (loss) on derivative instruments		516	571	1,692	1,481
Other items, net		(780)	(633)	(2,266)	(2,857)
Total financial income (expense), net	6	(6,740)	(7,703)	(20,471)	(24,262)
Income (loss) before tax		21,932	7,592	67,536	39,790
Income tax expense	7	(2,050)	(2,185)	(6,025)	(5,982)
Net income (loss)	4	$19,882	5,407	61,511	$33,808
Non-controlling interest in net income		—	2,899	—	8,455
Preferred unitholders' interest in net income		3,288	—	8,951	—
Limited partners' interest in net income (loss)		$16,594	2,508	52,560	$25,353

Basic earnings per unit
Common unit public	18	$0.49	$0.07	$1.56	$0.74
Common unit Höegh LNG	18	$0.51	$0.09	$1.63	$0.80
Subordinated unit	18	$0.51	$0.09	$1.63	$0.80

Diluted earnings per unit
Common unit public	18	$0.49	$0.07	$1.55	$0.74
Common unit Höegh LNG	18	$0.51	$0.09	$1.63	$0.80
Subordinated unit	18	$0.51	$0.09	$1.63	$0.80

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-2

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2018	2017	2018	2017
Net income (loss)		$19,882	5,407	61,511	$33,808
Unrealized gains (losses) on cash flow hedge	13	305	872	4,877	983
Income tax benefit (expense)	13	(77)	(84)	(242)	(259)
Other comprehensive income (loss)		228	788	4,635	724
Comprehensive income (loss)		$20,110	6,195	66,146	$34,532
Non-controlling interest in comprehensive income		—	3,020	—	8,561
Preferred unitholders' interest in net income		3,288	—	8,951	—
Limited partners' interest in comprehensive income (loss)		$16,822	3,175	57,195	$25,971

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-3

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		September 30,	December 31,
	Notes	2018	2017
ASSETS
Current assets
Cash and cash equivalents	12	$24,174	$22,679
Restricted cash	12	7,378	6,962
Trade receivables		4,449	7,563
Amounts due from affiliates	11,12	3,968	4,286
Inventory		641	668
Current portion of net investment in direct financing lease		4,078	3,806
Derivative instruments	12,13	1,341	—
Prepaid expenses and other receivables		4,591	462
Total current assets		50,620	46,426
Long-term assets
Restricted cash	12	13,234	13,640
Vessels, net of accumulated depreciation		663,462	679,041
Other equipment		521	604
Intangibles and goodwill		21,654	24,370
Advances to joint ventures	8,12	3,466	3,263
Net investment in direct financing lease		279,981	282,820
Long-term deferred tax asset	7	120	204
Derivative instruments	12,13	1,440	228
Other long-term assets		918	8,363
Total long-term assets		984,796	1,012,533
Total assets		$1,035,416	$1,058,959

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-4

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		September 30,	December 31,
	Notes	2018	2017
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	9,12	$45,458	$45,458
Trade payables		499	381
Amounts due to owners and affiliates	11,12	2,075	1,417
Value added and withholding tax liability		951	1,511
Derivative instruments	12,13	101	2,015
Accrued liabilities and other payables		10,910	13,042
Total current liabilities		59,994	63,824
Long-term liabilities
Accumulated losses of joint ventures	10	1,715	20,746
Long-term debt	9,12	401,290	434,845
Revolving credit due to owners and affiliates	11,12	39,292	51,832
Derivative instruments	12,13	—	2,102
Long-term deferred tax liability	7	8,081	5,158
Other long-term liabilities		72	5,793
Total long-term liabilities		450,450	520,476
Total liabilities		510,444	584,300
EQUITY
8.75% Series A Preferred Units		146,926	113,404
Common units public		326,432	317,149
Common units Höegh LNG		6,908	6,513
Subordinated units		42,819	40,341
Accumulated other comprehensive income (loss)		1,887	(2,748)
Total partners' capital		524,972	474,659
Total equity		524,972	474,659
Total liabilities and equity		$1,035,416	$1,058,959

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-5

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands of U.S. dollars)

	Partners’ Capital

	8.75% Series A Preferred Units	Common Units Public	Common Units Höegh LNG	Subordi- nated Units	Accumulated Other Comprehensive Income	Non- controlling interest	Total Equity
Consolidated balance as of December 31, 2016	$—	321,091	6,849	42,586	(5,736)	—	$364,790
Non-controlling interest acquired from the purchase of the Höegh Grace entities	—	—	—	—	—	88,561	88,561
Net income	2,480	24,217	3,055	19,030	—	10,408	59,190
Cash distributions to unitholders	—	(30,039)	(3,741)	(23,257)	—	—	(57,037)
Cash distributions to non-controlling interest	—	—	—	—	—	(9,457)	(9,457)
Cash contribution from Höegh LNG	—	—	315	1,760	—	—	2,075
Cash distribution to Höegh LNG	—	—	(213)	(1,321)	—	—	(1,534)
Other comprehensive income	—	—	—	—	2,602	386	2,988
Net proceeds from issuance of Series A Preferred Units	110,924	—	—	—	—	—	110,924
Acquisition of non-controlling interest of the Höegh Grace entities	—	—	—	—	—	(89,898)	(89,898)
Difference between net book value of acquired non-controlling interest and consideration paid	—	1,528	183	1,139	386	—	3,236
Issuance of units for Board of Directors' fees	—	189	—	—	—	—	189
Contributions from owners	—	163	65	404	—	—	632
Consolidated balance as of December 31, 2017	$113,404	317,149	6,513	40,341	(2,748)	—	$474,659

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-6

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands of U.S. dollars)

	Partners' Capital

	8.75% Series A Preferred Units	Common Units Public	Common Units Höegh LNG	Subordinated Units	Accumulated Other Comprehensive Income	Non- controlling interest	Total Equity
Consolidated balance as of December 31, 2017	$113,404	317,149	6,513	40,341	(2,748)	—	$474,659
Net income	8,951	27,727	3,420	21,413	—	—	61,511
Cash distributions to unitholders	(9,755)	(23,319)	(2,902)	(18,166)	—	—	(54,142)
Cash distribution to Höegh LNG	—	—	(146)	(910)	—	—	(1,056)
Other comprehensive income	—	—	—	—	4,635	—	4,635
Net proceeds from issuance of common units	—	4,563	—	—	—	—	4,563
Net proceeds from issuance of Series A Preferred Units	34,326	—	—	—	—	—	34,326
Issuance of units for Board of Directors' fees	—	200	—	—	—	—	200
Other and contributions from owners	—	112	23	141	—	—	276
Consolidated balance as of September 30, 2018	$146,926	326,432	6,908	42,819	1,887	—	$524,972

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-7

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
OPERATING ACTIVITIES
Net income (loss)	$19,882	5,407	61,511	$33,808
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,287	5,264	15,823	15,789
Equity in losses (earnings) of joint ventures	(4,551)	7,321	(19,031)	962
Changes in accrued interest income on advances to joint ventures	(69)	1,425	(203)	4,020
Amortization of deferred debt issuance cost and fair value of debt assumed	175	207	538	629
Amortization in revenue for above market contract	916	915	2,716	2,716
Changes in accrued interest expense	13	(17)	(509)	(113)
Net currency exchange losses (gains)	119	(6)	260	915
Unrealized loss (gain) on derivative instruments	(516)	(571)	(1,692)	(1,481)
Non-cash revenue: tax paid directly by charterer	(204)	(200)	(615)	(632)
Non-cash income tax expense: tax paid directly by charterer	204	200	615	632
Deferred tax expense and provision for tax uncertainty	1,333	1,082	4,264	3,060
Issuance of units for Board of Directors' fees	40	—	200	189
Other adjustments	113	156	276	466
Changes in working capital:
Trade receivables	(31)	(918)	3,125	(1,103)
Inventory	8	17	27	48
Prepaid expenses and other receivables	967	(452)	(137)	(451)
Trade payables	(92)	78	158	(796)
Amounts due to owners and affiliates	1,783	573	976	(740)
Value added and withholding tax liability	1,100	1,063	2,814	2,972
Accrued liabilities and other payables	(1,071)	1,524	(5,739)	777
Net cash provided by (used in) operating activities	25,406	23,068	65,377	61,667

INVESTING ACTIVITIES
Expenditure for purchase of Höegh Grace entities	—	—	—	(92,175)
Cash acquired in the purchase of the Höegh Grace entities	—	—	—	3,793
Decrease (increase) in restricted cash designated for purchase of the Höegh Grace entities	—	—	—	91,768
Expenditure for vessel and other equipment	—	(5)	—	(19)
Receipts from repayment of principal on direct financing lease	965	881	2,828	2,585
Net cash provided by (used in) investing activities	$965	876	2,828	$5,952

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-8

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
FINANCING ACTIVITIES
Proceeds from loans and promissory notes due to owners and affiliates	$—	4,000	5,400	$15,700
Repayment of long-term debt	(11,365)	(11,365)	(34,094)	(34,094)
Repayment of amounts due to owners and affiliates	(6,000)	—	(17,500)	—
Repayment of customer loan for funding of value added liability on import	(1,240)	—	(3,699)	(1,258)
Net proceeds from issuance of common units	1,617	—	4,499	—
Net proceeds from issuance of 8.75% Series A Preferred Units	14,369	—	33,985	—
Cash distributions to limited partners and preferred unitholders	(18,212)	(14,440)	(54,142)	(42,595)
Cash distributions to non-controlling interest	—	(1,960)	—	(5,880)
Proceeds from indemnifications received from Höegh LNG	—	1,066	—	2,075
Repayment of indemnifications received from Höegh LNG	(1,056)	—	(1,056)	—
Net cash provided by (used in) financing activities	(21,887)	(22,699)	(66,607)	(66,052)

Increase (decrease) in cash, cash equivalents and restricted cash	4,484	1,245	1,598	1,567
Effect of exchange rate changes on cash and cash equivalents	(40)	—	(93)	—
Cash, cash equivalents and restricted cash, beginning of period	40,342	41,446	43,281	41,124
Cash, cash equivalents and restricted cash, end of period	$44,786	42,691	44,786	$42,691

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the unaudited condensed interim consolidated balance sheets.

	As of September 30,		As of December 31,
	2018	2017	2017	2016
Cash and cash equivalents	$24,174	18,566	22,679	$18,915
Restricted cash - current asset	7,378	10,203	6,962	8,055
Restricted cash - non-current asset	13,234	13,922	13,640	14,154
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$44,786	42,691	43,281	$41,124

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-9

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) is a publicly traded Marshall Islands limited partnership initially formed for the purpose of acquiring from Höegh LNG Holdings Ltd. (“Höegh LNG”) their interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the PGN FSRU Lampung and the Tower Yoke Mooring System), SRV Joint Gas Ltd. (the owner of the Neptune), and SRV Joint Gas Two Ltd. (the owner of the Cape Ann) in connection with the Partnership’s initial public offering of its common units (the “IPO”) which was completed in August 2014. As of September 30, 2018, the Partnership has a fleet of five floating storage regasification units (“FSRUs”).

Under the partnership agreement, the general partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. Four of the seven board members were elected by the common unitholders at the Partnership’s first annual meeting of unitholders held on September 24, 2014. As a result, Höegh LNG, as the owner of the general partner, does not have the power to control the Partnership’s board of directors or the Partnership, and the Partnership is not considered to be under the control of Höegh LNG for US GAAP purposes. Therefore, the sale of a business from Höegh LNG to the Partnership is a change of control. As a result, the Partnership accounts for acquisitions of businesses under the purchase method of accounting and not as transfers of entities under common control.

On January 26, 2018, the Partnership entered into sales agreement with B. Riley FBR Inc. (the “Agent”). Under the terms of the sales agreement, the Partnership may offer and sell up to $120 million aggregate offering amount of common units and 8.75% Series A cumulative redeemable preferred units (“Series A preferred units”), from time to time, through the Agent, acting as agent for the Partnership (the “ATM Program”). Sales of such units may be made in negotiated transactions or transactions that are deemed to be “at the market” offerings, including sales made directly on the New York Stock Exchange or through a market marker other than on an exchange. Refer to note 16.

The Partnership’s 50% interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., collectively, are referred to as the “joint ventures” and the remaining entities owned by the Partnership, as reflected in the table below are, collectively, referred to as the “subsidiaries” in these consolidated financial statements. The PGN FSRU Lampung, the Höegh Gallant, the Höegh Grace, the Neptune and the Cape Ann are FSRUs and, collectively, referred to in these consolidated financial statements as the vessels or the FSRUs. The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal. PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, the owner of the Höegh Gallant, Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace, and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The Neptune and the Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer, Global LNG Supply S.A., a subsidiary of Total S.A. (“Total”), to extend for up to two additional periods of five years each. The PGN FSRU Lampung operates under a long-term time charter which started in July 2014 with an expiration date in 2034 (with an option for the charterer to extend for up to one additional period of ten years or two additional periods of five years each) and uses the Mooring that was constructed and installed and sold to the charterer, PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”). The Höegh Gallant operates under a long-term time charter which started in April 2015 with an expiration date in April 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. Refer to note 19 for more information on EgyptCo's charter. Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025. The Höegh Grace operates under a long-term time charter which started in December 2016 with Sociedad Portuaria El Cayao S.A. E.S.P. (“SPEC”). The non-cancellable charter period is 10 years. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without a penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, the Partnership will not be able to exercise its right to terminate in year 10.

F-10

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table lists the entities included in these consolidated financial statements and their purpose as of September 30, 2018.

Jurisdiction of
Incorporation
Name	or Registration	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned)	Marshall Islands	Holding Company
Hoegh LNG Services Ltd (100% owned)	United Kingdom	Administration Services Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (1)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (2)	Cayman Islands	Owns Neptune
SRV Joint Gas Two Ltd. (50% owned) (2)	Cayman Islands	Owns Cape Ann
Höegh LNG FSRU III Ltd. (100% owned) (3)	Cayman Islands	Owns 100% of Hoegh LNG Cyprus Limited
Hoegh LNG Cyprus Limited (100% owned) (3)	Cyprus	Owns Höegh Gallant
Hoegh LNG Cyprus Limited Egypt Branch (100% owned) (3)	Egypt	Branch of Hoegh LNG Cyprus Limited
Höegh LNG Colombia Holding Ltd. (100% owned) (4)	Cayman Islands	Owns 100% of Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S.
Höegh LNG FSRU IV Ltd. (100% indirectly owned) (4)	Cayman Islands	Owns Höegh Grace
Höegh LNG Colombia S.A.S. (100% indirectly owned) (4)	Colombia	Operating Company

(1) PT Hoegh LNG Lampung is a variable interest entity, which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the consolidated financial statements.

(2) The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co.

(3) The ownership interests were acquired on October 1, 2015.

(4) The 51% of the ownership interests were acquired on January 3, 2017, and the remaining 49% of the ownership interests were acquired on December 1, 2017.

2. Significant accounting policies

a.	Basis of presentation

The accompanying unaudited condensed interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial information. In the opinion of Management, all adjustments considered necessary for a fair presentation, which are of a normal recurring nature, have been included. All inter-company balances and transactions are eliminated. The footnotes are condensed and do not include all of the disclosures required for a complete set of financial statements. Therefore, the unaudited condensed interim consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2017, included in the Partnership’s Annual Report on Form 20-F (the “Annual Report”).

It has been determined that PT Hoegh LNG Lampung, Höegh LNG FSRU III Ltd., Höegh LNG Colombia Holding Ltd., SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are variable interest entities. A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual returns or are exposed to a majority of its expected losses.

F-11

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Based upon the criteria set forth in US GAAP, the Partnership has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity’s expected residual returns and substantially all of the entity's activities either involve, or are conducted on behalf of, the Partnership. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of PT Hoegh LNG Lampung are included in the consolidated financial statements. Dividends may only be paid if the retained earnings are positive and a statutory reserve has been established equal to 20% of its paid up capital under Indonesian law. As of September 30, 2018, PT Hoegh LNG Lampung did not have adequate positive retained earnings to establish the required statutory reserves and therefore cannot make dividend payments under Indonesia law. Under the Lampung facility, there are limitations on cash dividends and loan distributions that can be made to the Partnership. Refer to note 9.

The Partnership has also determined that Höegh LNG FSRU III Ltd. is a VIE, as the equity investment does not provide sufficient equity to permit the entity to finance its activities without financial guarantees. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Höegh LNG FSRU III Ltd. are included in the consolidated financial statements. Under Cayman Islands law, dividends may only be paid out of profits or capital reserves if the entity is solvent after the distribution. Under the Gallant/Grace facility, there are limitations on dividends and loans distributions that can be made to the Partnership. Refer to note 9. The Partnership is a guarantor of the Gallant/Grace facility.

Höegh LNG Colombia Holding Ltd. is a VIE since the entity would not be able to finance its activities without financial guarantees under its subsidiary’s facility to finance the Höegh Grace. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and, as of December 1, 2017, receives all of the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Höegh LNG Colombia Holding Ltd., and subsidiaries, are included in the consolidated financial statements with a non-controlling interest reflected for the minority share until fully acquired by the Partnership on December 1, 2017. Under Cayman Islands law, dividends may only be paid out of profits or capital reserves if the entity is solvent after the distribution. Under the Gallant/Grace facility, there are limitations on dividends and loan distributions that can be made to the Partnership. Refer to note 9. The Partnership is a guarantor of the Gallant/Grace facility.

In addition, the Partnership has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support at the time of its initial investment. The entities have been financed with third party debt and subordinated shareholders loans. The Partnership is not the primary beneficiary, as the Partnership cannot make key operating decisions considered to be most significant to the VIEs, but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Partnership has significant influence. The Partnership’s carrying value is recorded in advances to joint ventures and accumulated losses of joint ventures in the consolidated balance sheets. For SRV Joint Gas Ltd., the Partnership had a receivable for the advances of $2.7 million and $2.6 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $0.4 million and $10.7 million, respectively, as of September 30, 2018 and December 31, 2017. The Partnership’s carrying value for SRV Joint Gas Two Ltd. consists of a receivable for the advances of $0.7 million and $0.7 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $1.3 million and $10.0 million, respectively, as of September 30, 2018 and December 31, 2017. The Partnership’s accumulated losses in the joint ventures are net liabilities largely due to the fair value adjustments for the interest rate swaps recorded as liabilities on the combined balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd and eliminations for consolidation to the balance sheet. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term bank debt, the investments in the joint ventures (accumulated losses), as the shares are pledged as security for the joint ventures’ long-term bank debt and Höegh LNG’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Refer to note 8.

b.	Significant accounting policies

The accounting policies used in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2017 included in the Partnership’s Annual Report.

F-12

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

c.	Recent accounting pronouncements

Recently adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard, Revenue from Contracts with Customers, as subsequently updated by the FASB (“ASC 606”). Under the new standard, an entity must identify performance obligations and the transaction price in a contract and allocate the transaction price to specific performance obligations to recognize revenue when the obligations are completed. Revenue for most contracts with customers will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration that the entity expects to be entitled, subject to certain limitations. The scope of this guidance does not apply to leases, financial instruments, guarantees and certain non-monetary transactions. However, the scope of the guidance does apply to the allocation of the transaction price to lease elements and non-lease elements. Effective January 1, 2018, the Partnership adopted the requirements of ASC 606 to new and existing contracts not yet completed as of January 1, 2018, using the modified retrospective approach where the cumulative effect of initially applying the standard is recorded as an adjustment to the opening balance of equity. There were no changes to the timing or amount of revenue recognized and, therefore, no cumulative effect of initially applying the standard. Additional qualitative and quantitative disclosures are required and have been implemented for reporting periods beginning as of January 1, 2018, while prior periods are not adjusted and continue to be reported under the previous accounting standards. Refer to note 5.

Changes to the Partnership’s accounting policies as a result of adopting ASC 606 are discussed below:

Time charter revenues and related contract balances

The Partnership’s consolidated revenue and the revenue of the joint ventures are derived from long-term time charter contracts for the provision of an FSRU including the management and operation of the FSRU at the direction of the charterer.

Revenue recognition:

The Partnership is required to evaluate whether two or more contracts should be combined and accounted for as a single contract, whether the contract promises to deliver more than one distinct good or service, or performance obligations, and/or a lease, determine the transaction price under the contract, allocate the transaction price to the lease and the performance obligations and recognize revenue as the performance obligation is satisfied.

Performance obligations:

The Partnership determined that its time charter contracts contain a lease and a performance obligation for the provision of time charter services. The lease of the vessel, representing the use of the vessel without any associated performance obligations or warranties, is accounted for in accordance with the provisions of ASC 840; Leases.

The provision of time charter services, including guarantees for the level of performance provided by the time charter contracts, is considered a distinct service and is accounted for in accordance with the provision of ASC 606, Revenue from Contracts with Customers. The Partnership determined that the nature of the time charter services promised, represents a single performance obligation, to stand ready over a 24-hour interval to accept LNG cargos, to regasify the LNG and discharge the resulting gas into a pipeline in accordance with the charterer’s instructions and requirements.

Time charter services revenue can be recognized as the performance obligation is satisfied over the 24-hour interval to the performance standards specified under the time charter contract. If the performance standards are not met, off-hire, reduced hire, liquidated damages or other performance payments may result.

Contract terms, determination of transaction price and allocation to performance obligations:

The Partnership’s time charter contracts for all FSRUs, except the Höegh Gallant, include day rates or hire rates and warranty provisions with the following components:

F-13

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

•	Fixed element: The fixed element is a fixed per day fee intended to cover remuneration for use of the vessel and the provision of time charter services.
•	Operating expense reimbursement element: The operating expense reimbursement element is a rate per day intended to cover the operating costs of the vessel, including the crew, insurance, consumables, miscellaneous services, spares and maintenance and repairs costs and management services and fees. The amount of the operating expense reimbursement element may be based on actual cost incurred, or fees subject to indexing or other adjustments after a defined period, or a combination of both.
•	Tax reimbursement element: The tax reimbursement element may be a rate per day, based on the estimated liability for the year divided by the number of days in the year, subject to adjustment for actual taxes incurred, or a reimbursement of the costs as the taxes are incurred. The tax reimbursement element may cover withholding taxes, payroll taxes, other local taxes and current income tax expense for the jurisdiction in which the vessel operates as defined by the provisions of the individual time charter contract.
•	Performance warranties element: The performance warranties element includes defined operational capacity and standards that can result in the FSRUs being off-hire or require compensation to the charterer through provision of reduced hire, liquidated damages or performance payments. Examples of performance warranties include the ability to discharge regasified LNG at specified performance rates, guaranteed minimum fuel consumption, guaranteed minimum boil-off rates and the ability to accept cargos.

The Höegh Gallant has a single day rate intended to cover all of the elements listed above. In addition, the time charter contract for the Höegh Gallant includes a provision for 15 days of off-hire for scheduled maintenance. The joint ventures’ time charter contracts also provide for upfront payments for variable costs for certain vessel modifications, drydocking costs, other additions to equipment or spare parts.

The hire rates for the PGN FSRU Lampung are invoiced at the beginning of the month. The Höegh Gallant and the Höegh Grace invoice time charter revenues monthly in arrears.

The transaction price is estimated as the standalone selling price for the lease and the time charter services components of the fixed day rate element. Variable consideration per day for operating expense and tax reimbursements is estimated at the most likely amount to which the Partnership is expected to be entitled to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty related to the variable consideration is resolved. When there is significant uncertainty related to that amount of variable consideration to be received, that variable consideration is considered constrained. Typically, variable reimbursements and performance warranties are known at the end of each 24-hour interval, or as subsequently reassessed at the end of the reporting period. However, to the extent interpretations of contractual provisions are complex and/or disputed with the customer, this could give rise to constrained variable consideration. Constrained variable consideration is not estimated.

Variable consideration is allocated entirely to one performance obligation when the variable day rate relates specifically to the efforts to satisfy the signal performance obligation. The default method of the relative standalone selling price method was used to allocate the remaining transaction price, principally the fixed element, between the lease and the time charter services. The total estimated transaction price for time charter services is considered variable consideration because it may be reduced by performance warranties.

The Partnership has made a policy election to exclude from the measurement of the transaction price all taxes assessed by a government entity on revenues and collected on behalf of that government entity from customers, such as sales or value added taxes.

Lease revenue recognition:

Leases are classified based upon defined criteria either as direct financing leases or operating leases. A lease that transfers substantially all of the benefits and risks of the FSRU to the charterer is accounted for as a financing lease by the lessor. All other leases that do not meet the criteria are classified as operating leases.

F-14

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The lease component of time charters that are accounted for as operating leases is recognized on a straight line basis over the term of the charter. The Höegh Gallant’s time charter, which had a five-year lease term at inception, is accounted for as an operating lease. The Höegh Grace's time charter contracts, which have a non-cancellable charter period of ten years, are accounted for as an operating lease. Under one of the time charter contracts, the contract provides for additional variable payments, including a finance component, over the initial term depending upon the actual commencement date of the contract within a defined window of potential commencement dates. The variable payments are considered directly related to the lease performance obligation. The revenue, excluding the financing component, is recognized over the initial 10-year term. Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for final income tax directly related to the provision of the lease is recorded as a component of lease revenues. The amount of non-cash revenue is disclosed separately in the consolidated statement of cash flows.

The lease component of time charters that are accounted for as direct financing leases is recognized over the lease term using the effective interest rate method and is included in time charter revenues. Origination costs related to the time charter are a component of the net investment in direct financing lease and amortized over the lease term using the effective interest method. Direct financing leases are reflected on the consolidated balance sheets as net investments in direct financing leases. The PGN FSRU Lampung time charter, which had a 20-year lease term at inception, meets the criteria of transferring substantially all of the benefits and risks to the charterer and is accounted for as a direct financing lease.

Time charter services revenue recognition:

Variable consideration for the time charter services performance obligation, including amounts allocated to time charter services, estimated reimbursements for vessel operating expenses and estimated reimbursements of certain types of costs and taxes, are recognized as revenues as the performance obligation for the 24-hour interval is fulfilled, subject to adjustment for off-hire and performance warranties. Constrained variable consideration is recognized as revenue on a cumulative catch-up basis when the significant uncertainty related to that amount of variable consideration to be received is resolved. Estimates for variable consideration, including constrained variable consideration, are reassessed at the end of each period. Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for advance collection of income taxes directly related to the provision of the time charter services are recorded as a component of time charter service revenues. The amount of non-cash revenue is disclosed separately in the consolidated statement of cash flows.

Joint venture FSRUs lease and time charter services revenue recognition:

The Partnership’s interest in the Joint venture FSRU’s net income is included in the consolidated financial statements under the equity method of accounting, however, the Joint venture FSRU’s results are presented under the proportional consolidation method for the segment note (note 4) and the time charter revenue note (note 5). The Neptune and the Cape Ann’s time charters, which had a twenty-year lease term at inception, are accounted for as operating leases. The joint ventures’ time charters include provisions for the charterer to make upfront payments to compensate for variable cost for certain vessel modifications, drydocking costs, other additions to equipment or spare parts. The expenditures are considered costs required to fulfil the lease component of the contract. Payments for modifications are deferred and amortized over the shorter of the remaining charter period or the useful life of the additions. Payments for reimbursement of drydocking costs are deferred and recognized on a straight line basis over the period to the next drydocking.

The accounting policy for time charter services for the joint ventures is the same as described above.

Significant judgments in revenue recognition:

The Partnership does not provide stand-alone bareboat leases or time charter services for FSRUs. As a result, observable stand-alone transaction prices for the performance obligations are not available. The estimation of the transaction price for the lease and the time charter service performance obligation is complex, subject to a number of input factors, such as market conditions when the contract is entered into, internal return objectives and pricing policies, and requires substantial judgment. Significant changes in the transaction price between the two performance obligations could impact conclusions on the accounting for leases as financing or operating leases. In addition, variable consideration is estimated at the most likely amount that the Partnership expects to be entitled to. Variable consideration is reassessed at the end of the reporting period taking into account performance warranties. The time charter contracts include provisions for performance guarantees that can result in off-hire, reduced hire, liquidated damages or other payments for performance warranties. Measurement of some of the performance warranties can be complex and require properly calibrated equipment on the vessel, complex conversions and computations based on substantial judgment in the interpretation of the contractual provisions. Conclusions on compliance with performance warranties impacts the amount of variable consideration recognized for time charter services.

F-15

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Contract assets:

Revenue recognized in excess of the monthly invoiced amounts, or accrued revenue, is recorded as contract assets on the consolidated balance sheet. The contract assets are reported in the consolidated balance sheet as a component of prepaid expenses and other receivables.

Contract liabilities:

Advance payments in excess of revenue recognized, or prepayments, and deferred revenue are recorded as contract liabilities on the consolidated balance sheet. Contract assets and liabilities are reported in a net position for each customer contract or combined contracts at the end of each reporting period. Contract liabilities are classified as current or non-current based on the expected timing of recognition of the revenue. Current and non-current contract liabilities are reported in the consolidated balance sheet as components of accrued liabilities and other payables and other long-term liabilities, respectively.

Refund liabilities:

Amounts invoiced or paid by the customer that are expected to be refunded to the customer are recorded as refund liabilities on the consolidated balance sheet. Refund liabilities may include invoiced amounts for estimated reimbursable operating expenses or other costs and taxes that exceeded the actual costs incurred, or off-hire, reduced hire, liquidated damages, or other payments for performance warranties. Refund liabilities are reported in the consolidated balance sheet as components of accrued liabilities and other payables.

Remaining performance obligations:

Remaining performance obligations represent the transaction price of contracts with customers under the scope of ASC 606 for which work has not been performed excluding unexercised contract options to extend the term. The Partnership qualifies for and has elected to apply the exemption to disclose the aggregate amount of remaining transaction price allocated to unsatisfied performance obligations at the end of the reporting period as consideration for time charter services is variable and allocated entirely to wholly satisfied performance obligations. As described in note 1, the Partnership’s FSRUs operate under long-term time charter contracts which terminate between April 2020 for the Höegh Gallant and 2034 for the PGN FSRU Lampung. As a result, the time service revenue for the period reflected in note 5, as adjusted for off-hire and warranty provision, when applicable, would be expected to be indicative of the of the future time charter service revenue until April 2020.

Statement of cash flows: In August 2016, the FASB issued revised guidance for Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. The guidance clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The Partnership implemented this guidance on January 1, 2018. The Partnership's adoption of this standard did not have a material impact on the Partnership's consolidated statement of cash flows or related disclosures.

In November 2016, the FASB issued revised guidance for Statement of Cash Flows: Restricted Cash. The amendments require that the statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. The Partnership implemented the revised guidance on January 1, 2018 using a retrospective transition method to all periods presented. The adoption changed how restricted cash is reported in the consolidated statement of cash flows as follows for the three and nine months ended September 30, 2017:

		As of September 30, 2017
		Three months ended
		Balance Prior to	Adjustments	As
(in thousands of U.S. dollars)	Cash Flow Line Items	Adoption	Increase/(Decrease)	Adjusted

OPERATING ACTIVITIES	Restricted cash	$1,715	(1,715)	$—
FINANCING ACTIVITIES	Restricted cash	154	(154)	—

Increase (decrease) in cash, cash equivalents and restricted cash		3,114	(1,869)	1,245
Cash, cash equivalents and restricted cash, beginning of period		15,452	25,994	41,446
Cash, cash equivalents and restricted cash, end of period		$18,566	24,125	$42,691

F-16

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

		As of September 30, 2017
		Nine months ended
(in thousands of U.S. dollars)	Cash Flow Line Items	Balance Prior to Adoption	Adjustments Increase/(Decrease)	As Adjusted

OPERATING ACTIVITIES	Restricted cash	$(2,129)	2,129	$—
INVESTING ACTIVITIES	Cash acquired in the purchase of the Höegh Grace entities	3,774	19	3,793
FINANCING ACTIVITIES	Restricted cash	232	(232)	—

Increase (decrease) in cash, cash equivalents and restricted cash		(349)	1,916	1,567
Cash, cash equivalents and restricted cash, beginning of period		18,915	22,209	41,124
Cash, cash equivalents and restricted cash, end of period		$18,566	24,125	$42,691

Amounts included in restricted cash represent balances deposited with a bank as required under debt facilities to settle withholding and other tax liabilities and other current obligations of the entity, principal and interest payments as required by the debt facilities. Restricted cash is classified as long-term when the settlement is more than 12 months from the balance sheet date.

Recently issued accounting pronouncements

In February 2016, the FASB issued revised guidance for leasing, Leases. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The Partnership is the lessor for the time charters for its FSRUs. Accounting by a lessor is largely unchanged from the previous standard. The Partnership does not have any material leased assets. A lessee will be required to recognize in its balance sheet a lease liability to make lease payments and a right-of-use asset. The standard provides for optional practical expedients in implementing the standard under the modified retrospective approach. The practical expedients will, if elected, allow an entity to continue to account for leases that commence before the effective date in accordance with the previous standard, unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases. In July 2018, the FASB issued targeted improvements to the leasing guidance allowing for an additional optional transition method that allow entities to initially apply the new lease standard and its disclosures at the transition date and recognize a cumulative-effect adjustment to the opening balance of retained earnings. The standard is effective for annual periods beginning after December 15, 2018. The Partnership expects to apply the additional optional transition method by applying the new standard at the transition date. Based upon preliminary assessments performed to date, the Partnership does not expect material effects on the accounting for existing leases applied in the consolidated financial statements. The Partnership will implement the revised guidance as of January 1, 2019.

Refer to note 2 of the audited financial statements for the year ended December 31, 2017 included in the Partnership’s Annual Report for additional recently issued accounting pronouncements expected to impact the Partnership.

F-17

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3. Formation transactions, Initial Public Offering and related party agreements

During August 2014, the following transactions in connection with the transfer of equity interests, shareholder loans and promissory notes and accrued interest to the Partnership and the IPO occurred:

Capital contribution

Höegh LNG contributed the following to the Partnership:

(i)	Its interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd.;

(ii)	Its shareholder loans made by Höegh LNG to each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., in part to finance the operations of such joint ventures;

(iii)	Its receivables for the $40 million promissory note due to Höegh LNG as well as accrued interest on such note and two other promissory notes relating to Hoegh LNG Lampung Pte. Ltd.;

These transactions have been accounted for as a capital contribution by Höegh LNG to the Partnership.

Recapitalization of the Partnership

(i)	The Partnership issued to Höegh LNG 2,116,060 common units and 13,156,060 subordinated units and 100% of the incentive distribution rights (“IDRs”), which will entitle Höegh LNG to increasing percentages of the cash the Partnership distributes in excess of $0.388125 per unit per quarter.

(ii)	The Partnership issued to Höegh LNG GP LLC, a wholly owned subsidiary of Höegh LNG, a non-economic general partner interest in the Partnership.

Initial Public Offering

(i)	The Partnership issued and sold through the underwriters to the public 11,040,000 common units (including 1,440,000 common units exercised pursuant to the underwriters’ option to purchase additional common units), representing approximately 42% limited partnership interest in the Partnership. The common units were sold for $20.00 per unit resulting in gross proceeds of $220.8 million. The net proceeds of the offering were approximately $203.5 million. Net proceeds is after deduction of underwriters’ discounts, structuring fees and reimbursements and the incremental direct costs attributable to the IPO that were deferred and charged against the proceeds of the offering.

(ii)	The Partnership applied the net proceeds of the offering as follows: (i) $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, (ii) $20 million for general partnership purposes and (iii) the remainder of approximately $43.5 million to make a cash distribution to Höegh LNG.

At the completion of the IPO, Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing an approximate 58% limited partnership interest in the Partnership.

F-18

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Related Party Agreements

In connection with the IPO the Partnership entered into several agreements including:

(i)	An $85 million revolving credit facility with Höegh LNG, which was undrawn at the closing of the IPO;

(ii)	An omnibus agreement with Höegh LNG, the general partner, and Höegh LNG Partners Operating LLC governing, among other things:

a.	To what extent the Partnership and Höegh LNG may compete with each other;

b.	The Partnership’s rights of first offer on certain FSRUs and LNG carriers operating under charters of five or more years; and

c.	Höegh LNG’s provision of certain indemnities to the Partnership.

(iii)	An administrative services agreement with Höegh LNG Services Ltd., UK (“Höegh UK”), pursuant to which Höegh UK provides certain administrative services to the Partnership; and

(iv)	Höegh UK has entered into administrative services agreements with Höegh LNG AS (“Höegh Norway”) and Leif Höegh (U.K.) Limited, pursuant to which Höegh Norway and Leif Höegh (U.K.) Limited provide Höegh UK certain administrative services. Additionally, the operating company has entered into an administrative services agreement with Leif Höegh (U.K.) Limited to allow Leif Höegh (U.K.) Limited to provide services directly to Höegh LNG Partners Operating LLC.

Existing agreements remained in place following the IPO for the provision of certain services to the Partnership’s vessel owning joint ventures or entity, of which the material agreements are as follows:

•	The joint ventures are parties to ship management agreements with Höegh LNG Fleet Management AS (“Höegh LNG Management”) pursuant to which Höegh LNG Management provides the joint ventures with technical and maritime management and crewing of the Neptune and the Cape Ann, and Höegh Norway is a party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the PGN FSRU Lampung; and

•	The joint ventures are parties to commercial and administration management agreements with Höegh Norway, and PT Hoegh LNG Lampung is a party to a technical information and services agreement with Höegh Norway.

Subsequent to the IPO, the Partnership has acquired vessel owning entities. Existing agreements remained in place following the acquisition for the time charter of the Höegh Gallant and receipt of certain services, of which the material agreements are as follows:

•	Hoegh LNG Cyprus Limited acting through its Egyptian Branch has a Lease and Maintenance Agreement (the “time charter”) with EgyptCo for the lease and maintenance of the Höegh Gallant and the provision of crew and certain ship management services for a combined daily hire rate. The time charter started in April 2015 with an expiration date in April 2020; and

•	Hoegh LNG Cyprus Limited acting through its Egyptian Branch is party to a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides the technical management of the Höegh Gallant, and Hoegh LNG Maritime Management Pte. Ltd. (“Höegh Maritime Management”) is a party to a secondment agreement, as amended, with Hoegh LNG Cyprus Limited pursuant to which Höegh Maritime Management provides qualified crew for the Höegh Gallant;

•	Hoegh LNG Cyprus Limited acting through its Egyptian Branch is party to a management agreement with Höegh Norway, pursuant to which Höegh Norway provides administrative, commercial and technical management services, each as instructed from time to time by Hoegh LNG Cyprus Limited.

F-19

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Existing agreements remained in place for the time charter of the Höegh Grace following the acquisition and receipt of certain services, of which the material agreements are as follows:

•	a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical and maritime management services;

•	a manning agreement with Höegh Fleet Services Philippines Inc. to recruit and engage crew for the vessel;

•	a technical services agreement with Höegh Norway to provide technical services for the vessel;

•	a management consulting agreement with Höegh Norway to provide support related to certain management activities;

•	a crew recruitment consulting services agreement with Höegh Maritime Management to provide professional consulting services in connection with recruitment of crew and other employees;

•	an agreement for provision of professional payment services with Höegh Maritime Management to provide services in connection with the payment of monthly salaries to the crew and employees working on the vessel; and

•	a spare parts procurement and insurance services agreement with Höegh LNG Management to arrange for the supply of spare parts and the insurance coverage for the vessel.

4. Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net) less the non-controlling interest in Segment EBITDA. Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization, interest income from advances to joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

For the three and nine months ended September 30, 2018 and 2017, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three and nine months ended September 30, 2018 and 2017, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long-term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint Venture FSRUs are presented under the proportional consolidation method for the segment note and in the tables below, and under equity accounting for the consolidated financial statements and ii) non-controlling interest in Segment EBITDA is subtracted in the segment note to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the FSRU Höegh Grace (the “Höegh Grace entities”). Since the Partnership obtained control of the Höegh Grace entities, it consolidated 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership was reflected as non-controlling interest in net income and non-controlling interest in total equity under US GAAP. Management monitored the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in Segment EBITDA of such entities and, therefore, subtracted the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA is reversed to reconcile to operating income and net income in the segment presentation. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there is no longer a non-controlling interest in the Höegh Grace entities.

F-20

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In time charters, the charterer, not the Partnership, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the three and nine months ended September 30, 2018 and 2017.

	Three months ended September 30, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$37,301	10,462	—	47,763	(10,462)	(1)	$37,301
Other revenue	3	—	—	3		(1)	3
Total revenues	37,304	10,462	—	47,766			37,304
Operating expenses	(6,512)	(3,426)	(1,384)	(11,322)	3,426	(1)	(7,896)
Equity in earnings (losses) of joint ventures	—	—	—	—	4,551	(1)	4,551
Segment EBITDA	30,792	7,036	(1,384)	36,444
Depreciation and amortization	(5,287)	(2,399)	—	(7,686)	2,399	(1)	(5,287)
Operating income (loss)	25,505	4,637	(1,384)	28,758			28,672
Gain (loss) on derivative instruments	516	3,151	—	3,667	(3,151)	(1)	516
Other financial income (expense), net	(6,650)	(3,237)	(606)	(10,493)	3,237	(1)	(7,256)
Income (loss) before tax	19,371	4,551	(1,990)	21,932	—		21,932
Income tax benefit (expense)	(2,021)	—	(29)	(2,050)	—		(2,050)
Net income (loss)	$17,350	4,551	(2,019)	19,882	—		$19,882
Preferred unitholders’ interest in net income	—	—	—	—	3,288	(2)	3,288
Limited partners' interest in net income (loss)	$17,350	4,551	(2,019)	19,882	(3,288)	(2)	$16,594

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

F-21

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended September 30, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$35,856	10,460	—	46,316	(10,460)	(1)	$35,856
Accruals historical boil-off claim	—	(11,850)	—	(11,850)	11,850	(1)	—
Total revenues	35,856	(1,390)	—	34,466			35,856
Operating expenses	(6,672)	(1,733)	(1,304)	(9,709)	1,733	(1)	(7,976)
Equity in earnings (losses) of joint ventures	—	—	—	—	(7,321)	(1)	(7,321)
Less: Non-controlling interest in Segment EBITDA	(5,354)	—	—	(5,354)	5,354	(2)	—
Segment EBITDA	23,830	(3,123)	(1,304)	19,403
Add: Non-controlling interest in Segment EBITDA	5,354	—	—	5,354	(5,354)	(2)	—
Depreciation and amortization	(5,264)	(2,462)	—	(7,726)	2,462	(1)	(5,264)
Operating income (loss)	23,920	(5,585)	(1,304)	17,031			15,295
Gain (loss) on derivative instruments	571	1,802	—	2,373	(1,802)	(1)	571
Other financial income (expense), net	(7,128)	(3,538)	(1,146)	(11,812)	3,538	(1)	(8,274)
Income (loss) before tax	17,363	(7,321)	(2,450)	7,592	—		7,592
Income tax expense	(2,183)	—	(2)	(2,185)	—		(2,185)
Net income (loss)	$15,180	(7,321)	(2,452)	5,407	—		$5,407
Non-controlling interest in net income	2,899	—	—	2,899			2,899
Limited partners' interest in net income (loss)	$12,281	(7,321)	(2,452)	2,508	—		$2,508

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Eliminations reverse the adjustment to Non-controlling interest in Segment EBITDA included for Segment EBITDA and the adjustment to reverse the Non-controlling interest in Segment EBITDA to reconcile to operating income and net income.

F-22

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Nine months ended September 30, 2018
			Joint venture
	Majority		FSRUs		Total
	held		(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs		consolidation)	Other	reporting	Ations		reporting
Time charter revenues	$107,695		32,033	—	139,728	(32,033)	(1)	$107,695
Other revenue	1,103	(3)	—	—	1,103		(1)	1,103
Total revenues	108,798		32,033	—	140,831			108,798
Operating expenses	(19,428)		(8,608)	(4,571)	(32,607)	8,608	(1)	(23,999)
Equity in earnings (losses) of joint ventures	—		—	—	—	19,031	(1)	19,031
Segment EBITDA	89,370		23,425	(4,571)	108,224
Depreciation and amortization	(15,823)		(7,199)	—	(23,022)	7,199	(1)	(15,823)
Operating income (loss)	73,547		16,226	(4,571)	85,202			88,007
Gain (loss) on derivative instruments	1,692		12,633	—	14,325	(12,633)	(1)	1,692
Other financial income (expense), net	(20,060)		(9,828)	(2,103)	(31,991)	9,828	(1)	(22,163)
Income (loss) before tax	55,179		19,031	(6,674)	67,536	—		67,536
Income tax expense	(5,975)		—	(50)	(6,025)	—		(6,025)
Net income (loss)	$49,204		19,031	(6,724)	61,511	—		$61,511
Preferred unitholders’ interest in net income	—		—	—	—	8,951	(2)	8,951
Limited partners' interest in net income (loss)	$49,204		19,031	(6,724)	61,511	(8,951)	(2)	$52,560

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.
(3)	Other revenue consists of insurance proceeds received for claims related to repairs under the Mooring warranty. The Partnership was indemnified by Höegh LNG for the cost of the repairs, subject to repayment to the extent recovered from insurance proceeds. The amount was refunded to Höegh LNG during the third quarter of 2018. Refer to notes 5 and 14.

F-23

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of September 30, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Vessels, net of accumulated depreciation	$663,462	264,104	—	927,566	(264,104)	(1)	$663,462
Net investment in direct financing lease	284,059	—	—	284,059	—		284,059
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	3,466	3,466	—		3,466
Total assets	1,017,000	288,327	18,416	1,323,743	(288,327)	(1)	1,035,416
Accumulated losses of joint ventures	—	—	50	50	(1,765)	(1)	(1,715)
Expenditures for vessels & equipment	161	3,230	—	3,391	(3,230)	(2)	161
Expenditures for drydocking	—	2,529	—	2,529	(2,529)	(2)	—
Principal repayment direct financing lease	2,828	—	—	2,828	—		2,828
Amortization of above market contract	$2,716	—	—	2,716	—		$2,716

(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated losses of joint ventures.

(2)	Eliminates the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership.

F-24

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Nine months ended September 30, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$105,957	31,608	—	137,565	(31,608)	(1)	$105,957
Accruals historical boil-off claim	—	(11,850)	—	(11,850)	11,850	(1)	—
Total revenues	105,957	19,758	—	125,715			105,957
Operating expenses	(20,627)	(6,336)	(4,376)	(31,339)	6,336	(1)	(25,003)
Construction contract expenses	(151)	—	—	(151)			(151)
Equity in earnings (losses) of joint ventures	—	—	—	—	(962)	(1)	(962)
Less: Non-controlling interest in Segment EBITDA	(15,772)	—	—	(15,772)	15,772	(2)	—
Segment EBITDA	69,407	13,422	(4,376)	78,453
Add: Non-controlling interest in Segment EBITDA	15,772	—	—	15,772	(15,772)	(2)	—
Depreciation and amortization	(15,789)	(7,379)	—	(23,168)	7,379	(1)	(15,789)
Operating income (loss)	69,390	6,043	(4,376)	71,057			64,052
Gain (loss) on derivative instruments	1,481	3,513	—	4,994	(3,513)	(1)	1,481
Other financial income (expense), net	(22,611)	(10,518)	(3,132)	(36,261)	10,518	(1)	(25,743)
Income (loss) before tax	48,260	(962)	(7,508)	39,790	—		39,790
Income tax expense	(5,980)	—	(2)	(5,982)	—		(5,982)
Net income (loss)	$42,280	(962)	(7,510)	33,808	—		$33,808
Non-controlling interest in net income	8,455	—	—	8,455			8,455
Limited partners' interest in net income (loss)	$33,825	(962)	(7,510)	25,353	—		$25,353

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	Eliminations reverse the adjustment to Non-controlling interest in Segment EBITDA included for Segment EBITDA and the adjustment to reverse the Non-controlling interest in Segment EBITDA to reconcile to operating income and net income.

F-25

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of December 31, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Vessels, net of accumulated depreciation	$679,041	265,642	—	944,683	(265,642)	(1)	$679,041
Net investment in direct financing lease	286,626	—	—	286,626	—		286,626
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	3,263	3,263	—		3,263
Total assets	1,041,517	287,562	17,442	1,346,521	(287,562)	(1)	1,058,959
Accumulated losses of joint ventures	—	—	50	50	(20,796)	(1)	(20,746)
Expenditures for vessels & equipment	287	525	—	811	(524)	(2)	287
Expenditures for drydocking	—	—	—	—	—	(2)	—
Principal repayment direct financing lease	3,485	—	—	3,485	—		3,485
Amortization of above market contract	3,631	—	—	3,631	—		3,631
Non-controlling interest amortization of above market contract	$(553)	—	—	(553)	—		$—

(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated losses of joint ventures.

(2)	Eliminates the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership

5. Time charter revenues and related contract balances

The Partnership presents its revenue by segment, disaggregated by revenue recognized in accordance with accounting standards on leasing and on revenue from contracts with customers for time charter services. In addition, material elements where the nature, amount, timing and uncertainty of revenue and cash flows differ from the monthly invoicing under time charter contracts are separately presented. Revenue recognized for the Majority held FSRUs includes the amortization of above market contract intangibles. Revenue recognized for Joint venture FSRUs include the amortization of deferred revenues related to the charterer's reimbursements for certain vessel modifications and drydocking costs. As a result, the timing of cash flows differs from monthly time charter invoicing.

F-26

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following tables summarize the disaggregated revenue of the Partnership by segment for the three and nine months ended September 30, 2018:

	Three months ended September 30, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-	Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Lease revenues, excluding amortization	$22,776	6,476	—	29,252	(6,476)	$22,776
Time charter service revenues, excluding amortization	15,441	3,412	—	18,853	(3,412)	15,441
Amortization of above market contract intangibles	(916)	—	—	(916)		(916)
Amortization of deferred revenue for modifications & drydock	—	574	—	574	(574)	—
Other revenue (2)	3	—	—	3	—	3
Total revenues (3)	$37,304	10,462	—	47,766	(10,462)	$37,304

	Nine months ended September 30, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-	Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Lease revenues, excluding amortization	$66,921	19,215	—	86,136	(19,215)	$66,921
Time charter service revenues, excluding amortization	43,490	11,068	—	54,558	(11,068)	43,490
Amortization of above market contract intangibles	(2,716)	—	—	(2,716)		(2,716)
Amortization of deferred revenue for modifications & drydock	—	1,750	—	1,750	(1,750)	—
Other revenue (2)	1,103	—	—	1,103	—	1,103
Total revenues (3)	$108,798	32,033	—	140,831	(32,033)	$108,798

(1)	Eliminations reverse the proportional amounts of revenue for Joint venture FSRUs to reflect the consolidated revenues included in the consolidated income statement. The Partnership's share of the Joint venture FSRUs revenues is included in Equity in earnings (loss) of joint ventures on the consolidated income statement.
(2)	Other revenue consists of insurance proceeds received for claims related to repairs under the Mooring warranty. The Partnership was indemnified by Höegh LNG for the cost of the repairs, subject to repayment to the extent recovered from insurance proceeds. The amount was refunded to Höegh LNG during the third quarter of 2018. Refer to notes 4 and 14.
(3)	Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for advance collection of income taxes or final income tax is recorded as a component of total revenues and is disclosed separately in the consolidated statement of cash flows.

The Partnership’s risk and exposure related to uncertainty of revenues or cash flows related to its long-term time charter contracts primarily relate to the credit risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterers’ gas output or the utilization of the FSRU.

For the three and nine months ended September 30, 2017, the Partnership did not present disaggregated time charter revenues. Refer to note 4 for the combined time charter revenues by segment for the three and nine months ended September 30, 2017.

F-27

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The consolidated trade receivables, contract assets, contract liabilities and refund liabilities included in the table below, exclude the balances for the Joint venture FSRUs. The Partnership’s share of net assets in the Joint venture FSRUs are recorded in the consolidated balance sheet using the equity method on the line accumulated losses in joint ventures.

The following table summarizes the allocation of consolidated receivables between lease and service components:

	As of
	September 30,	January 1,
(in thousands of U.S. dollars)	2018	2018
Trade receivable for lease	$5,205	$5,572
Trade receivable for time charter services	3,212	6,277
Total trade receivable and amounts due from affiliates	$8,417	$11,849

There were no impairment losses for lease or service receivables or contract assets for the three or nine months ended September 30, 2018. There were no impairment losses for trade receivables for the three or nine months ended September 30, 2017 or for the twelve months ended December 31, 2017.

The following table summarizes the consolidated contract assets, contract liabilities and refund liabilities to customers:

	Lease related		Services related
	Contract	Contract	Contract	Refund liability
(in thousands of U.S. dollars)	asset	liability	asset	to charters
Balance January 1, 2018	$8,326	(8,326)	303	$(6,187)
Additions	—	—	364	(804)
Reduction for receivables recorded	(602)	—	(303)	—
Reduction for revenue recognized	—	602	—	—
Reduction for revenue recognized from previous years	—	—	—	1,792
Repayments of refund liabilities to charterer	—	—	—	3,328
Balance September 30, 2018	7,724	(7,724)	364	(1,871)
Netting of contract asset and contract liability	(7,724)	7,724	—	—
Balance reflected in balance sheet September 30, 2018	$—	—	364	$(1,871)

Contract assets are reported in the consolidated balance sheet as a component of prepaid expenses and other receivables. Refund liabilities are reporting in the consolidated balance sheet as a component of accrued liabilities and other payables.

Under one of the time charter contracts, the contract provided for additional payments, including a finance component, over the initial term depending upon the actual commencement date of the contract within a defined window of potential commencement dates. The net present value of the additional payments was recorded as a leased related contract asset and a contract liability. The finance component of $69 and $212 for the three and nine months ended September 30, 2018, respectively, is included as a component of interest income in the consolidated statement of income. The contract asset and contract liability are netted per customer.

The service related contract asset reflected in the balance sheet relates to accrued revenue for reimbursable costs for other charterers.

F-28

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Refund liabilities to charterers include invoiced revenue to be refunded to charterers for estimated reimbursable costs that exceeded the actual cost incurred and for non-compliance with performance warranties in the time charter contracts that result in reduction of hire, liquidated damages or other performance related payments. During the nine months ended September 30, 2018, the major changes related to recognition of previously constrained revenue related to prior periods' performance obligations of $1,792 and repayment of $3,328 for the conclusion of an audit at the end of 2017 and in the third quarter of 2018 for the amount the charterer would reimburse for certain 2014, 2015 and 2016 costs.

6. Financial income (expense)

The components of financial income (expense) are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2018	2017	2018	2017
Interest income	$179	98	540	$341
Interest expense:
Interest expense	(6,480)	(7,309)	(19,862)	(21,870)
Commitment fees	—	(223)	(37)	(728)
Amortization of debt issuance cost and fair value of debt assumed	(175)	(207)	(538)	(629)
Total interest expense	(6,655)	(7,739)	(20,437)	(23,227)
Gain (loss) on derivative instruments	516	571	1,692	1,481
Other items, net:
Foreign exchange gain (loss)	(98)	24	(238)	(920)
Bank charges, fees and other	(37)	(16)	(109)	(68)
Withholding tax on interest expense and other	(645)	(641)	(1,919)	(1,869)
Total other items, net	(780)	(633)	(2,266)	(2,857)
Total financial income (expense), net	$(6,740)	(7,703)	(20,471)	$(24,262)

7. Income tax

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of its subsidiaries incorporated in Singapore, Indonesia, Colombia, Cyprus and the UK and for certain Colombian source income. The income tax expense recorded in the consolidated income statements was $2,050 and $2,185 for the three months ended September 30, 2018 and 2017, respectively, and $ 6,025 and $5,982 for the nine months ended September 30, 2018 and 2017, respectively. For the three and nine months ended September 30, 2018 and 2017, the income tax expense largely related to the activities in Singapore, Indonesia and Colombia. The Singapore subsidiary’s taxable income mainly arises from internal interest income. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. The Partnership concluded these third party payments to the tax authorities represent income taxes that must be accounted for under the US GAAP guidance for income taxes. The amount of non-cash income tax expense was $204 and $615 for the three and nine months ended September 30, 2018, respectively. The amount of non-cash income tax expense was $200 and $632 for the three and nine months ended September 30, 2017, respectively.

F-29

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the three and nine months ended September 30, 2018, the estimated generation of taxable income resulted in the utilization of $713 and $1,499, respectively, of tax loss carryforward in Indonesia which was not recognized due to the uncertainty of this tax position. For the three and nine months ended September 30, 2017, the estimated generation of taxable income resulted in the utilization of $95 and $318, respectively, of tax loss carryforward in Indonesia. As a result, an income tax payable of $1,499 and $318 was recorded for the uncertain tax position as of September 30, 2018 and 2017, respectively. Refer to note 14.

8. Advances to joint ventures

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2018	2017
Current portion of advances to joint ventures	$—	$—
Long-term advances to joint ventures	3,466	3,263
Advances/shareholder loans to joint ventures	$3,466	$3,263

The Partnership had advances of $2.7 million and $2.6 million due from SRV Joint Gas Ltd. as of September 30, 2018 and December 31, 2017, respectively. The Partnership had advances of $0.7 million and $0.7 million due from SRV Joint Gas Two Ltd. as of September 30, 2018 and December 31, 2017, respectively. The joint ventures repaid the original principal of all shareholder loans during 2016 and all of the payments for the year ended December 31, 2017 represented payments of interest, including accrued interest repaid at the end of the loans. Interest payments are treated as return on investment and included as a component of net cash provided by operating activities in the consolidated statements of cash flow.

As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Accordingly, the outstanding balance on the shareholder loans was classified as long-term as of September 30, 2018 and December 31, 2017. Refer to note 14 under “Joint ventures claims and accruals.” The advances, including accrued interest, can be repaid based on available cash after servicing of long-term bank debt. There are no financial covenants in the joint ventures’ bank debt facilities, but certain other covenants and restrictions apply. Certain conditions apply to making distributions for the shareholder loans or dividends, including meeting a 1.20 historical and projected debt service coverage ratio. As of September 30, 2018, the 1.20 historical and projected debt service coverage ratio was not met by either SRV Joint Gas Ltd. or SRV Joint Gas Two Ltd. As a result, no distributions can be made unless the debt service coverage ratio is met in future periods.

F-30

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

9. Long-term debt

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2018	2017
Lampung facility:
Export credit tranche	$112,818	$123,982
FSRU tranche	28,032	31,164
Gallant facility:
Commercial tranche	113,633	120,743
Export credit tranche	30,250	33,000
Grace facility:
Commercial tranche	138,375	146,063
Export credit tranche	28,500	30,750
Outstanding principal	451,608	485,702
Lampung facility unamortized debt issuance cost	(6,216)	(7,494)
Gallant facility unamortized fair value of debt assumed	299	552
Grace facility unamortized fair value of debt assumed	1,057	1,543
Total debt	446,748	480,303
Less: Current portion of long-term debt	(45,458)	(45,458)
Long-term debt	$401,290	$434,845

Lampung facility

PT Hoegh LNG Lampung is the Borrower and Höegh LNG is the guarantor for the Lampung facility.

The primary financial covenants under the Lampung facility are as follows:

•	Borrower must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested beginning from the second quarterly repayment date of the export credit tranche;
•	Guarantor’s book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and
•	Guarantor’s free liquid assets (cash and cash equivalents or available draws on credit facilities) must be greater than $20 million.

As of September 30, 2018, the borrower and the guarantor were in compliance with the financial covenants under the Lampung facility.

The Lampung facility requires cash reserves that are held for specifically designated uses, including working capital, operations and maintenance and debt service reserves. Distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and the guarantor not being in breach of the financial covenants applicable to it. The Lampung facility limits, among other things, the ability of the borrower to change its business, sell or grant liens on its property including the PGN FSRU Lampung, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into intercompany transactions and make distributions.

F-31

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Gallant/Grace facility

The Gallant/Grace facility includes two borrowers, the Partnership’s subsidiaries owning the Höegh Gallant and the Höegh Grace. The Gallant/Grace facility includes two commercial tranches and the export credit tranche related to the Höegh Gallant (the “Gallant facility”) and a commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”). The Gallant commercial tranches are repayable quarterly with a final balloon payment due in November 2019. The export credit tranche is repayable in quarterly installments with the final payment due in October 2026 assuming the balloon payments of the commercial tranches are refinanced. The Grace commercial tranches are repayable quarterly with a final balloon payment due in June 2020. The export credit tranche is repayable in quarterly installments with the final payment due in March 2028 assuming the balloon payments of the commercial tranches are refinanced. Refer to note 19 for additional information.

Höegh LNG, Höegh LNG Colombia Holdings Ltd., Höegh LNG FSRU III Ltd. and the Partnership are guarantors for the facility.

The primary financial covenants under the Gallant/Grace facility are as follows:

•	Höegh LNG must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
▪	$200 million, and
▪	25% of total assets
o	Free liquid assets (cash and cash equivalents, publicly trade debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
▪	$20 million,
▪	5% of total consolidated indebtedness provided on a recourse basis, and
▪	Any amount specified to be a minimum liquidity requirement under any legal obligation.

•	The Partnership must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
▪	$150 million, and
▪	25% of total assets
o	Free liquid assets (cash and cash equivalents, publicly trade debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
▪	$15 million, and
▪	$3 million multiplied by the number of vessels owned or leased by the Partnership

•	Each Borrower must maintain
o	Current assets greater than current liabilities as defined in the agreements, and
o	A ratio of EBITDA to debt service (principal repayments, guarantee commission and interest expense) of a minimum of 115%

In addition, a security maintenance ratio based on the aggregate market value of the Höegh Gallant, the Höegh Grace and any additional security must be at least 125% of the aggregate outstanding loan balance. If the security maintenance ratio is not maintained, the relevant Borrower has 30 days to provide more security or to repay part of the loan to be in compliance with the ratio no later than 30 days after notice from the lenders.

As of September 30, 2018, Höegh LNG, the Partnership and each Borrower were in compliance with the financial covenants.

F-32

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Under the Gallant/Grace facility, cash accounts are freely available for the use of the Borrowers, unless there is an event of default. Cash can be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrowers would remain in compliance with the financial covenants and security maintenance ratio. The Gallant/Grace facility limits, among other things, the ability of the Borrowers to change their business, sell or grant liens on their property including the Höegh Gallant or the Höegh Grace, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions and enter into intercompany debt that is not subordinated to the Gallant/Grace facility.

10. Investments in joint ventures

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2018	2017
Accumulated losses of joint ventures	$1,715	$20,746

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of the Neptune) and SRV Joint Gas Two Ltd. (owner of the Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2018	2017	2018	2017
Time charter revenues	$20,923	20,919	64,066	$63,216
Accruals historical boil-off claim	—	(23,700)	—	(23,700)
Total revenues	20,923	(2,781)	64,066	39,516
Operating expenses	(6,852)	(3,466)	(17,215)	(12,671)
Depreciation and amortization	(4,952)	(5,077)	(14,859)	(15,219)
Operating income	9,119	(11,324)	31,992	11,626
Unrealized gain (loss) on derivative instruments	6,302	3,604	25,266	7,026
Other financial expense, net	(6,474)	(7,075)	(19,657)	(21,037)
Net income (loss)	$8,947	(14,795)	37,601	$(2,385)
Share of joint ventures owned	50%	50%	50%	50%
Share of joint ventures net income (loss) before eliminations	4,474	(7,398)	18,800	(1,193)
Eliminations	77	77	231	231
Equity in earnings (losses) of joint ventures	$4,551	(7,321)	19,031	$(962)

F-33

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2018	2017
Cash and cash equivalents	$9,939	$8,100
Restricted cash	12,236	8,520
Other current assets	677	2,012
Total current assets	22,852	18,632
Restricted cash	25,401	25,208
Vessels, net of accumulated depreciation	544,457	547,993
Deferred charges	194	—
Total long-term assets	570,052	573,201
Current portion of long-term debt	26,191	25,003
Amounts and loans due to owners and affiliates	572	314
Derivative financial instruments	10,088	10,649
Refund liabilities	25,928	—
Other current liabilities	17,222	37,725
Total current liabilities	80,001	73,691
Long-term debt	409,771	429,307
Loans due to owners and affiliates	6,932	6,526
Derivative financial liabilities	43,380	68,085
Contract liabilities for deferred revenue	40,000	39,006
Total long-term liabilities	500,083	542,924
Net liabilities	$12,820	$(24,782)
Share of joint ventures owned	50%	50%
Share of joint ventures net liabilities before eliminations	6,410	(12,391)
Eliminations	(8,125)	(8,355)
Accumulated losses of joint ventures	$(1,715)	$(20,746)

Effective January 1, 2018, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. adopted ASC 606. Refer to notes 2.c. and 5. As a result, the combined condensed balance sheet was adjusted to include refund liabilities on a separate line. The prior period classification was not adjusted. As of December 31, 2017, refund liabilities were included as a component of other current liabilities.

F-34

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

11. Related party transactions

Income (expense) from related parties

The Partnership has several agreements with Höegh LNG (and certain of its subsidiaries) for the provision of services. Höegh LNG and its subsidiaries provide general and corporate management services to the Partnership. Subsidiaries of Höegh LNG provide technical ship management and /or other similar services for the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace.

Amounts included in the consolidated statements of income for the three and nine months ended September 30, 2018 and 2017 or recorded in the consolidated balance sheets as of September 30, 2018 and December 31, 2017 are as follows:

	Three months ended		Nine months ended
Statement of income:	September 30,		September 30,
(in thousands of U.S. dollars)	2018	2017	2018	2017
Revenues
Time charter revenue Höegh Gallant (1)	$12,449	$12,293	35,594	$35,439
Operating expenses
Vessel operating expenses (2)	(5,177)	(5,348)	(14,851)	(15,891)
Hours, travel expense and overhead (3) and Board of Directors' fees (4)	(868)	(778)	(2,587)	(2,456)
Interest income from joint ventures (5)	69	75	203	305
Interest expense and commitment fees to Höegh LNG (6)	(690)	(1,232)	(2,331)	(3,438)
Total	$5,783	$5,010	16,028	$13,959

	As of
Balance sheet	September 30,	December 31,
(in thousands of U.S. dollars)	2018	2017
Equity
Cash contribution from Höegh LNG (8)	$—	$2,075
Cash distribution to Höegh LNG (8)	(1,056)	(1,534)
Issuance of units for Board of Directors' fees (4)	200	189
Other and contribution from owner (8)	276	632
Total	$(580)	$1,362

1)	Time charter revenue Höegh Gallant: A subsidiary of Höegh LNG, EgyptCo, leases the Höegh Gallant.
2)	Vessel operating expenses: Subsidiaries of Höegh LNG provide ship management of vessels, including crews and the provision of all other services and supplies.
3)	Hours, travel expenses and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support under administrative service agreements. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.

F-35

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

4)	Board of Directors’ fees: Effective June 6, 2018 a total of 11,050 common units were awarded to non-employee directors under the Höegh LNG Partners LP Long Term Incentive Plan as compensation of $195 for part of the directors’ fees. As of September 30, 2018, a total of 11,050 units were issued and the value at the issuance date amounted to $200. Effective May 22, 2017 a total of 9,805 common units were awarded to non-employee directors as compensation of $189 for part of the directors’ fees. The awards were recorded as administrative expense and as an issuance of common units. Common units are recorded when issued.
5)	Interest income from joint ventures: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income.
6)	Interest expense and commitment fees to Höegh LNG and affiliates: Höegh LNG and its affiliates provided an $85 million revolving credit facility for general partnership purposes which incurred a commitment fee on the undrawn balance until January 29, 2018 and interest expense on the drawn balance. A seller’s credit note to finance part of the Höegh Gallant acquisition incurred interest expense until it was repaid in October 2017.
7)	Cash contribution from/ distribution to Höegh LNG: As described under “Indemnifications” below, Höegh LNG made indemnification payments to the Partnership or received refunds of indemnification payments from the Partnership which were recorded as contributions or distributions to equity.
8)	Other and contribution from owner: Höegh LNG granted share-based incentives to certain key employees whose services are invoiced to the Partnership. Related expenses are recorded as administrative expenses and as a contribution from owner since the Partnership is not invoiced for this employee benefit. Effective March 23, 2018 and June 3, 2016 the Partnership granted the Chief Executive Officer and Chief Financial Officer 14,584 and 21,500 phantom units in the Partnership, respectively. Related expenses are recorded as an administrative expense and as increase in equity.

Acquisition from Höegh LNG: Effective January 1, 2017 and December 1, 2017, the Partnership acquired a 51% and a 49% interest in the Höegh Grace entities from Höegh LNG. The Partnership’s Board of Directors (the “Board”) and the Conflicts Committee of the Board (the “Conflicts Committee”) approved the purchase price for the acquisition. The Conflicts Committee retained financial advisors to assist with its evaluation of the transaction.

Dividends to Höegh LNG: The Partnership has declared and paid quarterly distributions to Höegh LNG totaling $21.1 million and $20.1 million for each of the nine months ended September 30, 2018 and 2017, respectively.

Receivables and payables from related parties

Amounts due from affiliates

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2018	2017
Amounts due from affiliates	$3,968	$4,286

Amounts due from affiliates principally relate to receivables for time charter hire from a subsidiary of Höegh LNG, EgyptCo, for the Höegh Gallant time charter. The time charter hire is due 18 days from the receipt of the invoice. Time charter hire is invoiced at the end of the month in arrears.

F-36

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Amounts due to owners and affiliates

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2018	2017
Amounts due to owners and affiliates	$2,075	$1,417

Amounts due to owners and affiliates principally relate to trade payables for services provided by subsidiaries of Höegh LNG. The balance does not bear interest.

Revolving credit facility due to owners and affiliates:

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2018	2017
Revolving credit due to owners and affiliates	$39,292	$51,832

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is unsecured, and any outstanding balance is due January 1, 2020. Interest on drawn amounts is payable quarterly at LIBOR plus a margin of 4.0%. Additionally, a 1.4% quarterly commitment fee was due to Höegh LNG on the undrawn balance. On January 29, 2018, the Partnership and Höegh LNG amended the revolving credit facility eliminating the requirement to pay a commitment fee on the undrawn balance of the facility.

Indemnifications

Environmental indemnifications:

Under the omnibus agreement, Höegh LNG will indemnify the Partnership until August 12, 2019 against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold to the Partnership. Liabilities resulting from a change in law are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Höegh LNG for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $0.5 million, in which case Höegh LNG is liable for claims only to the extent such aggregate amount exceeds $0.5 million.

Other indemnifications:

Under the omnibus agreement, Höegh LNG will also indemnify the Partnership for losses:

1.	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;

2.	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;

F-37

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3.	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter; The Partnership was indemnified by Höegh LNG for the September and October 2014 invoices not paid by PGN in 2014;

4.	with respect to any obligation to pay liquidated damages to PGN under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter;

5.	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the Mooring) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter; and

6.	pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Hoegh LNG Lampung and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings.

No indemnification claims were filed or received for the three and nine months ended September 30, 2018, respectively. The Partnership received payments for filed claims for indemnification with respect to non-budgeted expenses (including the warranty provision, value added tax, withholding tax and other non-budgeted expenses) of approximately $1.1 million, $1.6 million and $1.6 million in the three and nine months ended September 30, 2017 and the year ended December 31, 2017, respectively, which were recorded as a contribution to equity. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance or deemed reimbursable by the charterer. In the third quarter of 2018, insurance proceeds of approximately $1.1 million were received related to repairs under the warranty for the Mooring which were recorded in the second quarter of 2018 as other revenue. The Partnership had been indemnified by Höegh LNG for warranty provisions at the time the costs were incurred and repaid the amount recovered by insurance net of certain expenses in the third quarter of 2018. The repayment was recorded as a cash distribution to equity. In the third quarter of 2018, the conclusion of an audit by the charterer resulted in the recognition of $1.0 million of previously constrained revenue related to 2016 costs, which are to be reimbursed by the charterer. The Partnership had been previously indemnified for these costs and expects to refund Höegh LNG for the previous indemnification in the fourth quarter of 2018. For the year ended December 31, 2017, the Partnership refunded to Höegh LNG approximately $2.5 million related to previously recognized revenue that was deemed reimbursable in 2017 and an additional cost recovery of $1.5 million, which was recorded as a cash distribution to equity.

Under the contribution, purchase and sale agreement entered into with respect to the purchase of Höegh LNG FSRU III Ltd., the entity that indirectly owns the Höegh Gallant, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;

2.	losses related to certain environmental and tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date;

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HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3.	all capital gains tax or other export duty incurred in connection with the transfer of the Höegh Gallant outside of Höegh LNG Cyprus Limited’s permanent establishment in a Public Free Zone in Egypt;

4.	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes;

5.	any non-budgeted losses suffered or incurred in connection with the commencement of services under the time charter with EgyptCo or EgyptCo’s time charter with EGAS; and

6.	liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant.

Additionally, Höegh LNG has guaranteed the payment of hire by EgyptCo pursuant to the time charter for the Höegh Gallant under certain circumstances.

No indemnification claims were filed or received for the three or nine months ended September 30, 2018. During the nine months ended September 30, 2017, the Partnership received indemnification payments with respect to losses incurred in connection with the commencement of services under the time charter with EgyptCo due to technical issues of $0.5 million, respectively, which were recorded as a contribution to equity. The Partnership received payments for filed claims of $0.5 million for the year ended December 31, 2017. Refer to note 14.

Under the contribution, purchase and sale agreement entered into with respect to the acquisition of the 51% and 49% ownership interests in the Höegh Grace entities, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;

2.	losses related to certain environmental liabilities, damages or repair costs and tax liabilities attributable to the operation of the Höegh Grace prior to the closing date;

3.	any recurring non-budgeted costs owed to tax authorities with respect to payroll taxes, taxes related to social security payments, corporate income taxes (including income tax for equality and surcharge on income tax for equality), withholding tax, port associations, local Cartagena tax, and financial transaction tax, including any penalties associated with taxes to the extent not reimbursed by the charterer;

4.	any non-budgeted losses suffered or incurred in connection with the commencement of services under the Höegh Grace charter with SPEC; and

5.	any losses suffered or incurred in relation to the performance guarantee the Partnership provided with respect to the Höegh Grace charter, up to Höegh LNG’s pro rata share of such losses, based on its remaining ownership interest in Höegh LNG Colombia Holding Ltd. This provision is not applicable after December 1, 2017, when the Partnership acquired the remaining 49% interest in the Höegh Grace entities.

On September 27, 2017, the Partnership entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify the Partnership for its share of any losses and expenses related to or arising from the failure of either Neptune or Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims, including any reduction in the hire rate under either time charter.) Refer to note 14.

F-39

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

12. Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Amounts due from (to) owners and affiliates – The fair value of the non-interest bearing receivables or payables approximates their carrying amounts reported in the consolidated balance sheets since the receivables or payables are to be settled consistent with trade receivables and payables.

Derivative instruments – The fair values of the interest rates swaps are estimated based on the present value of cash flows over the term of the instruments based on the relevant LIBOR interest rate curves, adjusted for the subsidiary’s credit worthiness and the credit worthiness of the counterparty to the derivative.

Advances (shareholder loans) to joint ventures – The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Lampung, Gallant and Grace facilities – The fair values of the debt are estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins, LIBOR interest rates or applicable interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Revolving credit facility due to owners and affiliates – The fair value of the fixed rate debt is estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

F-40

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis.

		As of		As of
		September 30, 2018		December 31, 2017
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$24,174	24,174	22,679	$22,679
Restricted cash	1	20,612	20,612	20,602	20,602
Amounts due from affiliate	2	3,968	3,968	4,286	4,286
Derivative instruments	2	2,680	2,680	(3,889)	(3,889)
Other:
Advances (shareholder loans) to joint ventures	2	3,466	3,512	3,263	3,596
Current amounts due to owners and affiliates	2	(2,075)	(2,075)	(1,417)	(1,417)
Lampung facility	2	(134,634)	(147,703)	(147,652)	(162,597)
Gallant facility	2	(144,182)	(145,156)	(154,295)	(155,325)
Grace facility	2	(167,932)	(168,222)	(178,356)	(178,652)
Revolving credit due to owners and affiliates	2	$(39,292)	(39,030)	(51,832)	$(51,099)

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

			As of
Class of Financing Receivables	Credit Quality		September 30,	December 31,
(in thousands of U.S. dollars)	Indicator	Grade	2018	2017
Trade receivable	Payment activity	Performing	$4,449	$7,563
Amounts due from affiliate	Payment activity	Performing	3,968	4,286
Advances/ loans to joint ventures	Payment activity	Performing	$3,466	$3,263

 The shareholder loans to joint ventures are classified as advances to joint ventures in the consolidated balance sheet. Refer to note 8.

F-41

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

13. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Foreign currency risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the three and nine months ended September 30, 2018, and 2017, no derivative financial instruments have been used to manage foreign exchange risk. The Gallant time charter provides that revenues are denominated 90% in U.S. dollars and 10% in Egyptian pounds, or as otherwise agreed between the parties from time to time. For the three and nine months ended September 30, 2018 and 2017, the revenues from the Höegh Gallant were denominated 97% in U.S. dollars and 3% in Egyptian pounds. A limited amount of operating expenses was also denominated in Egyptian pounds. Due to restrictions in Egypt, exchangeability between Egyptian pounds and other currencies was more than temporarily lacking or limited during 2017. There are two official published rates for Egyptian pounds. The lower rate is applied in the Partnership’s consolidated financial statements for revenues, expenses, assets and liabilities. For all of 2017 and for the three and nine months ended September 30, 2018, the Partnership agreed to the payment of monthly revenues denominated in Egyptian pounds that aligned with its working capital needs for the next month which reduced its foreign exchange rate exposure and the risk of loss to a minimal amount in the event Egyptian pound was devalued.

Interest rate risk

Interest rate swaps are utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As of September 30, 2018, there are interest rate swap agreements on the Lampung, Gallant and Grace facilities’ floating rate debt that are designated as cash flow hedges for accounting purposes. As of September 30, 2018, the following interest rate swap agreements were outstanding:

(in thousands of U.S. dollars)	Interest rate index	Notional amount	Fair value carrying amount assets	Term	Fixed interest rate (1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$140,850	889	Sept 2026	2.8%
Gallant interest rate swaps (2)	LIBOR	117,000	822	Sept 2019	1.9%
Grace interest rate swaps (2)	LIBOR	$128,125	969	March 2020	2.3%

1) Excludes the margins paid on the floating-rate debt.

2) All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the consolidated balance sheets.

(in thousands of U.S. dollars)	Current assets: derivative instruments	Long-term assets: derivative instruments	Current liabilities: derivative instruments	Long-term liabilities: derivative instruments
As of September 30, 2018
Interest rate swaps	$1,341	$1,440	$(101)	$—
As of December 31, 2017
Interest rate swaps	$—	$228	$(2,015)	$(2,102)

F-42

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following effects of cash flow hedges relating to interest rate swaps are included in gain on derivative financial instruments in the consolidated statements of income for the three and nine months ended September 30, 2018 and 2017.

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2018	2017	2018	2017
Interest rate swaps:
Ineffective portion of cash flow hedge	$(26)	(28)	(3)	$(380)
Amortization of amount excluded from hedge effectiveness	756	813	2,336	2,502
Reclassification from accumulated other comprehensive income	(214)	(214)	(641)	(641)
Unrealized gains (losses)	516	571	1,692	1,481
Realized gains (losses)	—	—	—	—
Total gains (losses) on derivative instruments	$516	571	1,692	$1,481

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income and changes in accumulated other comprehensive income (“OCI”) in the consolidated statements of changes in partners’ capital and other comprehensive income is as follows for the periods ended and as of September 30, 2018 and 2017.

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2017	$(3,612)	864	(2,748)	$(2,748)
Effective portion of unrealized loss on cash flow hedge	4,236	—	4,236	4,236
Reclassification of amortization of cash flow hedge to earnings	641	(242)	399	399
Other comprehensive income for period	4,877	(242)	4,635	4,635
Balance as of September 30, 2018	$1,265	622	1,887	$1,887

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2016	$(6,947)	1,211	(5,736)	$(5,736)
Effective portion of unrealized loss on cash flow hedge	342	—	342	342
Reclassification of amortization of cash flow hedge to earnings	641	(259)	382	382
Other comprehensive income for period	983	(259)	724	724
Balance as of September 30, 2017	$(5,964)	952	(5,012)	$(5,012)

F-43

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances. PGN also guarantees PGN LNG's obligations under the PGN FSRU Lampung time charter. The other time charters do not have parent company guarantees.

Concentrations of risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances. No impairment loss was recorded for the three and nine months ended September 30, 2018 and 2017 and the year ended December 31, 2017. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should any of the time charters for the PGN FSRU Lampung, the Höegh Gallant or the Höegh Grace terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

14. Commitments and contingencies

Contractual commitments

As of September 30, 2018, there were no material contractual purchase commitments.

Claims and Contingencies

Joint ventures' claims and accruals

Under the Neptune and the Cape Ann time charters, the joint ventures undertake to ensure that the vessel meets specified performance standards at all times during the term of the time charters. The performance standards include the vessel not exceeding a maximum average daily boil-off of LNG, subject to certain contractual exclusions, as specified in the time charter. Pursuant to the charters, the hire rate is subject to deduction by the charterer by, among other things, sums due in respect of the joint ventures’ failure to satisfy the specified performance standards during the period. The charterer requested that the joint ventures calculate and present the boil-off since the beginning of the charters, compared with maximum average daily boil-off allowed under the time charter. The charters for the Neptune and the Cape Ann started in 2009 and 2010, respectively. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. The claim asserted a gross amount of compensation of $58 million for the excess boil-off volume but the claim recognized that the calculations for the amount required adjustment for allowable exclusions under the charters. The charterer and the joint ventures have referred the claim to arbitration and submitted various procedural filings for the arbitration. The charterer and the joint ventures have asked the arbitration panel for a partial award on certain key contractual interpretations and these proceedings commenced in November 2018. The charterer’s revised claim as submitted in the arbitration request was a gross amount of $52 million, covering a shorter time period for the first performance period as defined in the time charters, and interest and expenses. Depending on interpretations of the contractual provisions including exclusions to the performance standards and based upon currently available information, it is estimated that the Partnership’s 50% share of the excess boil-off claim could range from zero or negligible amounts to approximately $29 million. The charterer could potentially seek other concessions. Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated.

F-44

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in total accruals of $23.7 million which was recorded as a reduction of time charter revenues in the third quarter of 2017. The Partnership’s 50% share of the accruals was approximately $11.9 million. As of December 31, 2017, and September 30, 2018, the accruals were unchanged. Refer to note 10.

The claim may ultimately be settled through negotiation or arbitration. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. Höegh LNG and the other major owner guarantee the performance and payment obligations of the joint ventures under the time charters. The guarantees are joint and several for the performance obligations and several for the payment obligations. Depending on the amount and timing of the potential settlement and whether such settlement is funded by the performance guarantees by Höegh LNG and the other major owner or by the joint ventures, a settlement of the claim for boil-off with the charterer could have a material adverse effect on the joint ventures’ financial condition and results of operations. As a precaution, the joint ventures have suspended payments on their shareholder loans pending the outcome of the boil-off claim. Refer to note 8.

To the extent that an excess boil-off claim results in a settlement, the Partnership would be indemnified by Höegh LNG for its share of the cash impact of any settlement. Refer to note 11. As a result, the ultimate outcome of the boil-off claim, on an isolated basis, is not expected to have a material adverse effect on the Partnership’s financial position. However, other concessions or capital improvements, if any, would not be expected to be indemnified. In addition, the joint ventures expect to incur costs for certain capital improvements and maintenance that will not be reimbursed by the charterer or Hoegh LNG for which the Partnership's 50% share is approximately $1.8 million and $1.2 million for the years ended December 31, 2018 and 2019, respectively, to address certain boil-off issues and other maintenance requirements. As of September 30, 2018, the Cape Ann had completed a drydock and the Neptune had completed certain upgrades and the Partnership's share of capital improvements and maintenance incurred was approximately $1.5 million. In addition, the suspension of the payments of the shareholder loans reduces cash flows available to the Partnership. Furthermore, the increase in the accruals for, or the resolution of, the excess boil-off claim may have a material adverse effect on the Partnership’s results of operations for that period.

Indonesian corporate income tax

Based upon the Partnership’s experience in Indonesia, tax regulations, guidance and interpretation in Indonesia may not always be clear and may be subject to alternative interpretations or changes in interpretation over time. The Partnership’s Indonesian subsidiary is subject to examination by the Indonesian tax authorities for up to five years following the completion of a fiscal year. Tax examinations may lead to ordinary course adjustments or proposed adjustments to the Partnership's taxes or tax loss carryforwards with respect to years under examination. The Partnership has recognized a provision in 2013 related to an uncertain tax position for the 2013 tax loss carryforward. The Indonesian subsidiary is undergoing a tax examination for the fiscal years of 2013 and 2014. Such an examination may or may not result in changes to the Partnership’s provisions on tax filings from 2013 through 2017.

PGN LNG claims including delay liquidated damages

The Partnership was indemnified by Höegh LNG for i) any hire rate payments not received under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the acceptance date of the PGN FSRU Lampung and ii) non-budgeted expenses (including warranty costs) incurred in connection with the PGN FSRU Lampung project prior to the date of acceptance, for certain costs related to the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015 and for certain subsequently incurred non-budgeted expenses.

No indemnification claims were filed or received for the three and nine months ended September 30, 2018, respectively. The Partnership received payments for filed claims for indemnification with respect to non-budgeted expenses (including the warranty provision, value added tax, withholding tax and other non-budgeted expenses) of approximately $1.1 million, $1.6 million and $1.6 million in the three and nine months ended September 30, 2017 and the year ended December 31, 2017, respectively, which were recorded as a contribution to equity. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance or deemed reimbursable by the charterer. In the third quarter of 2018, insurance proceeds of approximately $1.1 million were received related to repairs under the warranty for the Mooring which were recorded in the second quarter of 2018 as other revenue. The Partnership had been indemnified by Höegh LNG for warranty provisions at the time the costs were incurred and repaid the amount recovered by insurance net of certain expenses in the third quarter of 2018. The repayment was recorded as a cash distribution to equity.

F-45

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In the third quarter of 2018, the conclusion of an audit by the charterer resulted in the recognition of $1.0 million of previously constrained revenue related to 2016 costs to be reimbursed by the charterer. The Partnership had been indemnified for these costs and expects to refund Höegh LNG for the previous indemnification in the fourth quarter of 2018. For the year ended December 31, 2017, the Partnership refunded to Höegh LNG approximately $2.5 million related to previously recognized revenue that was deemed reimbursable in 2017 and an additional cost recovery of $1.5 million, which was recorded as a cash distribution to equity.

Höegh Gallant claims and indemnification

In the third quarter of 2017, the Partnership began investigating with EgyptCo a performance measure included in EgyptCo’s charter with respect to the Höegh Gallant. The investigation includes whether such a performance measure is directly linked to a specified performance standard which could result in a customer claim for reduced hire or damages and legal basis for a potential claim, if any. No accrual has been recorded. In October, 2018, EgyptCo reached an agreement with EgyptCo’s charterer that there would be no reduction in hire for this performance measure.

The Partnership was indemnified by Höegh LNG for losses incurred in connection with the commencement of services under the time charter with EgyptCo (including technical issues) incurred in connection with the Höegh Gallant.

No indemnification claims were filed or received for the three or nine months ended September 30, 2018, respectively. For the nine months ended September 30, 2017, the Partnership received indemnification payments with respect to losses incurred in connection with the commencement of services under the time charter with EgyptCo due to technical issues of $0.5 million, respectively, which were recorded as a contribution to equity. The Partnership received payments for filed claims of $0.5 million for the year ended December 31, 2017. Refer to note 11.

15. Supplemental cash flow information

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars)	2018	2017	2018	2017
Supplemental disclosure of non-cash investing activities
Non-cash expenditures for vessel and other equipment	$61	$—	$161	$—
Non-cash expenditures on direct finance lease	61	—	261	—
Supplemental disclosure of non-cash financing activities
Non-cash proceeds from common units	(138)	—	64	—
Non-cash proceeds from preferred units	$(40)	$—	$341	$—

16. Issuance of common units and Series A Preferred Units

On January 26, 2018, the Partnership entered into sales agreement with the Agent. Under the terms of the sales agreement, the Partnership may offer and sell up to $120 million in aggregate offering amount of common units and Series A preferred units, from time to time, through the Agent, acting as agent for the Partnership. Sales of such units may be made in negotiated transactions or transactions that are deemed to be “at the market” offerings, including sales made directly on the New York Stock Exchange or through a market marker other than on an exchange.

During the three months ended September 30, 2018, the Partnership sold 81,731 common units at an average gross sales price of $18.34 per unit for net proceeds, after sales commissions, of $1.5 million. During the three months ended September 30, 2018, the Partnership sold 568,200 Series A preferred units at an average gross sales price of $25.67 per unit for net proceeds, after sales commissions, of $14.3 million. The Partnership paid an aggregate of $0.3 million in sales commissions to the Agent in connection with such sales for the three months ended September 30, 2018.

F-46

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of September 30, 2018, the Partnership had sold since the inception of the ATM program 253,106 common units at an average gross sales price of $18.26 per unit for net proceeds, after sales commissions, of $4.6 million. As of September 30, 2018, the Partnership had sold 1,356,226 Series A preferred units at an average gross sales price of $25.77 per unit for net proceeds, after sales commissions, of $34.3 million. The Partnership has paid an aggregate of $0.7 million in sales commissions to the Agent in connection with such sales as of September 30, 2018. Proceeds in the table below are included for all units issued as of September 30, 2018 while the receipt of the international cash transfer of the proceeds by the Partnership from the Agent will normally occur the one or two days after the issuance date.

	As of September 30, 2018
(in thousands of U.S. dollars)	Common units	Series A Preferred Units	Total
Gross proceeds for units issued	$4,623	34,948	$39,571
Less: Commissions	(60)	(622)	(682)
Net proceeds for units issued	$4,563	34,326	$38,889

17. Common, subordinated and preferred units

The following table shows the movements in the number of common units, subordinated units and preferred units from December 31, 2016 until September 30, 2018:

(in units)	Common Units Public	Common Units Höegh LNG	Subordinated Units Höegh LNG	8.75% Series A Preferred Units
December 31, 2016	17,639,039	2,116,060	13,156,060	—
May 22, 2017; Awards to non-employee directors as compensation for directors' fees	9,805	—	—	—
October 5, 2017; Series A preferred units offering	—	—	—	4,600,000
December 31, 2017	17,648,844	2,116,060	13,156,060	4,600,000
Phantom units issued	8,138	—	—	—
ATM program	253,106	—	—	1,356,226
Units issued to staff at Höegh LNG	14,622	(14,622)	—	—
June 6, 2018; Awards to non-employee directors as compensation for directors' fees	8,840	—	—	—
July 5, 2018; Awards to non-employee directors as compensation for directors' fees	2,210	—	—	—
September 30, 2018	17,935,760	2,101,438	13,156,060	5,956,226

As of September 30, 2018, Höegh LNG owned 2,101,438 common units and 13,156,060 subordinated units. As of December 31, 2017, and 2016, Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units. Subordinated units are not entitled to vote for the four elected directors to the Partnership’s board of directors. The general partner has a non-economic interest and has no units.

Refer to note 18 for information on distributions to common and subordinated unitholders.

F-47

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Series A preferred units represent perpetual equity interests in the Partnership and, unlike the Partnership's debt, do not give rise to a claim for payment of a principal amount at a particular date. The Series A preferred units rank senior to the Partnership's common units and subordinated units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up but junior to all of the Partnership's debt and other liabilities. The Series A preferred units have a liquidation preference of $25.00 per unit. At any time on or after October 5, 2022, the Partnership may redeem, in whole or in part, the Series A preferred units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. The distribution rate on the Series A preferred units is 8.75% per annum of the $25.00 per unit value (equivalent to $2.1875 per annum per unit). The distributions are cumulative and recorded when declared. However, since the Series A preferred units rank senior to the Partnership's common and subordinated units, the portion of net income, equivalent to the Series A preferred units' paid and undeclared distributions for that period, is reflected as Preferred unitholders' interest in net income on the consolidated statement of income. Distributions are payable quarterly, when, and if declared by the Partnership's board of directors out of legally available funds for such purpose. Holders of the Series A preferred units generally have no voting rights. However, if and whenever distributions payable on the Series A preferred units are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A Preferred Units will be entitled to replace one of the members of the Board appointed by the Partnership’s general partner with a person nominated by such holders.

F-48

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

18. Earning per unit and cash distributions

The calculation of basic and diluted earnings per unit are presented below:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars, except per unit numbers)	2018	2017	2018	2017
Net income	$19,882	$5,407	61,511	$33,808
Adjustment for:
Non-controlling interest	—	2,899	—	8,455
Preferred unitholders' interest in net income	3,288	—	8,951	—
Limited partners' interest in net income	16,594	2,508	52,560	25,353
Less: Dividends paid or to be paid (1)	(15,003)	(14,441)	(44,945)	(43,319)
Under (over) distributed earnings	1,591	(11,933)	7,615	(17,966)
Under (over) distributed earnings attributable to:
Common units public	860	(6,397)	4,115	(9,632)
Common units Höegh LNG	101	(767)	482	(1,155)
Subordinated units Höegh LNG	630	(4,769)	3,018	(7,179)
	1,591	(11,933)	7,615	(17,966)
Basic weighted average units outstanding (in thousands)
Common units public	17,901	17,649	17,827	17,644
Common units Höegh LNG	2,101	2,116	2,101	2,116
Subordinated units Höegh LNG	13,156	13,156	13,156	13,156
Diluted weighted average units outstanding (in thousands)
Common units public	17,917	17,661	17,840	17,654
Common units Höegh LNG	2,101	2,116	2,101	2,116
Subordinated units Höegh LNG	13,156	13,156	13,156	13,156

Basic earnings per unit (2):
Common unit public	$0.49	$0.07	$1.56	$0.74
Common unit Höegh LNG (3)	$0.51	$0.09	$1.63	$0.80
Subordinated unit Höegh LNG (3)	$0.51	$0.09	$1.63	$0.80

Diluted earnings per unit (2):
Common unit public	$0.49	$0.07	$1.55	$0.74
Common unit Höegh LNG (3)	$0.51	$0.09	$1.63	$0.80
Subordinated unit Höegh LNG (3)	$0.51	$0.09	$1.63	$0.80

(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period, and is based on the number of units outstanding at the period end.

F-49

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

(2)	Effective March 23, 2018, the Partnership granted 14,584 phantom units to the CEO/CFO of the Partnership. One-third of the phantom units vest as of November 30, 2019, 2020 and 2021, respectively. Effective June 3, 2016, the Partnership granted 21,500 phantom units to the CEO/CFO of the Partnership. One-third of the phantom units vest as of December 31, 2017, November 30, 2018 and November 30, 2019, respectively. The increase in weighted average number of units was not significant enough to change the earnings per unit for the three months ended September 30, 2018. Therefore, the basic and diluted earnings per unit were the same for this period.
(3)	Includes total amounts attributable to incentive distributions rights of $398 and $1,193 for the three and nine months ended September 30, 2018, respectively, of which $55 and $164 for the three and nine months ended September 30, 2018, respectively, were attributed to common units owned by Höegh LNG. Total amounts attributable to incentive distributions rights of $343 and $1,029 for the three and nine months ended September 30, 2018, respectively, were attributed to subordinated units owned by Höegh LNG. For the three and nine months ended September 30, 2017, total amounts attributable to incentive distributions rights of $285 and $856, of which $40 and $119 were attributed to common units owned by Höegh LNG and $246 and $737 were attributed to subordinated units owned by Höegh LNG.

As of September 30, 2018, the Partnership has issued and outstanding 20,037,198 common units, 5,956,226 Series A preferred units and 13,156,060 subordinated units. As of September 30, 2018, 17,935,760 of the common units were held by the public and 2,101,438 of the common units were held by Höegh LNG. As of September 30, 2018, Höegh LNG owned all of the 13,156,060 subordinated units. The General Partner has a non-economic interest and has no units.

Earnings per unit is calculated by dividing net income by the weighted average number of units outstanding during the applicable period.

The common unitholders’ and subordinated unitholders’ interest in net income are calculated as if all net income were distributed according to terms of the Partnership’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash. Available cash, a contractual defined term, generally means all cash on hand at the end of the quarter after deduction for cash reserves established by the board of directors and the Partnership’s subsidiaries to i) provide for the proper conduct of the business (including reserves for future capital expenditures and for the anticipated credit needs); ii) comply with applicable law, any of the debt instruments or other agreements; iii) provide funds for payments on the Series A preferred units; and iv) provide funds for distributions to the unitholders for any one or more of the next four quarters. Therefore, the earnings per unit is not indicative of future cash distributions that may be made. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on derivative instruments and unrealized gains or losses on foreign exchange transactions.

During the subordination period, the common units will have the right under the Partnership Agreement to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units.

Distributions of available cash from operating surplus are to be made in the following manner for any quarter during the subordination period:

•	first, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter;

•	second, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; and

•	third, 100.0% to the subordinated unitholders, pro rata, until the Partnership distributes for each subordinated unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter.

In addition, Höegh LNG currently holds all of the IDRs in the Partnership. IDRs represent the rights to receive an increasing percentage of quarterly distributions of available cash for operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

F-50

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount

If for any quarter during the subordination period:

equal to the minimum quarterly distribution; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the holders of the IDRs in the following manner:

•	first, 100.0% to all unitholders, pro rata, until each unitholder receives a total of $0.388125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the IDRs, pro rata, until each unitholder receives a total of $0.421875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the IDRs, pro rata, until each unitholder receives a total of $0.50625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the IDRs, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the Partnership does not issue additional classes of equity securities.

19. Subsequent events

On October 15, 2018, the Partnership announced that Höegh LNG and the government-owned Egyptian Natural Gas Holding Company (“EGAS”) have agreed to amend the time charter for the Höegh Gallant between EgyptCo and EGAS whereby EgyptCo will charter the Höegh Gallant on an LNG carrier time charter to a third party, and EGAS will compensate for the rate difference between the original FSRU charter and the new LNG carrier time charter. The amended contract structure became effective in October 2018 and expires in April 2020, the termination date of the original FSRU charter. A subsidiary of the Partnership, as the owner of the Höegh Gallant, has a lease and maintenance agreement ("LMA") with EgyptCo until April 2020. As a result of the amendment to EgyptCo's contract with EGAS, the LMA may become subject to amendment. All existing guarantees and the option provided by Höegh LNG to the Partnership would remain in place under any amendment to the LMA. Any such amendment will be subject to approval by the Conflicts Committee of the Board of Directors of the Partnership and would not be expected to have a material effect on the Partnership.

On November 14, 2018, the Partnership paid a quarterly cash distribution with respect to the quarter ended September 30, 2018 of $0.44 per common and subordinated unit. The total amount of the distribution was $15.0 million.

On November 15, 2018, the Partnership paid a cash distribution of $3.4 million, or $0.546875 per Series A preferred unit, for the period commencing on August 15, 2018 to November 14, 2018.

In November 2018, the Partnership received commitment letters from a syndicate of banks for refinancing of the outstanding balances of the Gallant /Grace facility. The new facility will include a senior secured term loan and revolving credit facilities of up to the lesser of $385 million and 65% of the fair market value of the Höegh Gallant and 75% of the fair market value of the Höegh Grace as of the initial borrowing date. The new facility is structured as a term loan with commercial and export credit tranches for each vessel to refinance outstanding amounts under the existing facility of approximately $320 million and a revolving credit facility for the Partnership with a drawing capacity of approximately $65 million. With respect to the export credit tranche, the new facility may be utilized by way of continuation of the export credit tranches under the existing Gallant /Grace facility. The term loan will be repayable in quarterly installments with a balloon payment at final maturity of seven years for the commercial tranches. The outstanding balance on the revolving credit facility will be payable in full at the final maturity date in seven years. The export credit tranches will be fully repaid on October 30, 2026 and March 30, 2028 for the Gallant facility and the Grace facility, respectively, assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the commercial tranches. The commercial tranches and revolving credit facility will bear interest at a rate of LIBOR plus a margin of 2.30%. The export credit tranche will bear interest at a fixed interest rate of 2.38% and have a guarantee commission of 1.6%. The Partnership expects to swap the floating element of the interest rate for the commercial tranches. The revolving credit facility under the new facility will be drawn to repay the outstanding balance under the revolving credit facility provided to the Partnership by Höegh LNG. The remaining balance on the revolving credit facility will be available to be drawn for general partnership purposes. The commitment fee on the undrawn portion of the revolving credit facility will be approximately 1.6%. The new facility is expected to be drawn in January 2019.

For the period from October 1, 2018 to November 27, 2018, the Partnership sold 172,844 Series A preferred units under its ATM program at an average gross sales price of $25.52 per unit and received net proceeds, after sales commissions, of $4.3 million. For the period from October 1, 2018 to November 27, 2018, the Partnership did not sell any common units. The Partnership has paid an aggregate of $0.1 million in sales commissions to the Agent in connection with such sales in the period from October 1, 2018 to November 27, 2018. From the commencement of the ATM program, the Partnership has sold 1,529,070 Series A preferred units and 253,106 common units, and received net proceeds of $38.7 million and $4.6 million, respectively. The compensation paid to the Agent for such sales was $0.7 million.

F-51

EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

101	The following financial information from Höegh LNG Partners LP’s Report on Form 6-K for the three and nine months ended September 30, 2018 formatted in XBRL (eXtensible Business Reporting Language):

(i) Unaudited Condensed Interim Consolidated Statements of Income for the Three and Nine Months Ended September 30, 2018 and 2017

(ii) Unaudited Condensed Interim Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2018 and 2017

(iii) Unaudited Condensed Interim Consolidated Balance Sheets as of September 30, 2018 and December 31, 2017

(iv) Unaudited Condensed Interim Consolidated Statements of Changes in Partners’ Capital for the Nine Months Ended September 30, 2018 and the Year Ended December 31, 2017

(v) Unaudited Condensed Interim Consolidated Statements of Cash Flows for the Three and Nine Months Ended September 30, 2018 and 2017

(vi) Notes to Unaudited Condensed Interim Consolidated Financial Statements

30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: November 29, 2018

	By:	/s/ Steffen Føreid
		Name:	Steffen Føreid
		Title:	Chief Executive Officer and Chief Financial Officer

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (333-213781) and Form S-8 (333-211840) of the Registrant.

31